FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Consolidated financial statements as of

December 31, 2017 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2017

Report of independent registered public accounting firm

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar – Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 – CEP 04707-970 – São Paulo/SP – Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

To the Shareholders and the Board of Directors

Cosan Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management´s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Auditores Independentes

We have served as the Company’s auditor since 2015.

São Paulo, SP, Brazil

March 1, 2018

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	6	4,555,177	4,499,588
Marketable securities	7	3,853,343	1,291,580
Trade receivables	8	1,277,766	1,130,624
Derivative financial instruments	32	317,763	20,654
Inventories	11	663,061	630,752
Receivables from related parties	12	30,059	58,517
Income tax receivable		312,274	364,980
Other current tax receivable	9	327,410	178,856
Dividends receivable		13,466	144,160
Other financial assets	10	1,340,000	—
Other current assets		343,617	449,298

Total current assets		13,033,936	8,769,009
Trade receivables	8	44,654	54,806
Restricted cash	7	225,634	200,999
Deferred tax assets	23	1,636,080	1,490,002
Receivables from related parties	12	169,755	183,740
Income tax receivable		247,996	121,376
Other non-current tax receivable	9	778,820	739,849
Judicial deposits	24	766,107	714,684
Derivative financial instruments	32	844,450	730,426
Other non-current assets		472,753	835,730
Investments in associates	13	301,342	286,947
Investments in joint ventures	14	8,447,799	8,506,395
Property, plant and equipment	15	11,681,575	10,726,448
Intangible assets and goodwill	16	16,973,610	17,109,439

Total non-current assets		42,590,575	41,700,841

Total assets		55,624,511	50,469,850

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2017	December 31, 2016
Liabilities
Loans, borrowings and debentures	17	3,903,392	2,404,009
Leases	18	261,344	472,632
Real estate credit certificates		86,745	105,422
Derivative financial instruments	32	1,520	40,526
Trade payables	21	2,433,995	2,032,542
Employee benefits payable		291,080	238,159
Income tax payables		21,146	83,113
Other taxes payable	22	418,878	261,169
Concessions payables	19	27,413	27,662
Dividends payable		191,478	93,500
Payables to related parties	12	328,263	237,081
Deferred revenue		11,529	14,167
Other financial liabilities		382,702	203,303
Other current liabilities		662,835	415,782

Total current liabilities		9,022,320	6,629,067

Loans, borrowings and debentures	17	17,785,554	15,934,488
Leases	18	682,794	924,911
Real estate credit certificates		—	90,323
Preferred shareholders payable in subsidiaries	25	1,442,679	1,769,427
Derivative financial instruments	32	113,565	255,318
Trade payables	21	—	568
Other taxes payable	22	161,637	153,776
Provision for legal proceedings	24	1,348,157	1,268,564
Concessions payables	19	2,905,921	2,580,144
Post-employment benefits	33	485,459	441,480
Deferred tax liabilities	23	3,902,310	3,550,565
Deferred revenue		56,495	62,207
Other non-current liabilities		658,207	799,263

Total non-current liabilities		29,542,778	27,831,034

Total liabilities		38,565,098	34,460,101

Shareholders’ equity	26
Share capital		5,328	5,328
Additional paid-in capital		3,245,543	4,051,591
Accumulated other comprehensive loss		(394,212)	(480,454)
Retained earnings		3,182,098	2,695,998

Equity attributable to:
Owners of the Company		6,038,757	6,272,463
Non-controlling interests	13	11,020,656	9,737,286

Total shareholders’ equity		17,059,413	16,009,749

Total shareholders’ equity and liabilities		55,624,511	50,469,850

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Net sales	28	13,582,463	12,518,139	12,355,536
Cost of sales	29	(9,232,210)	(8,317,490)	(8,645,653)

Gross profit		4,350,253	4,200,649	3,709,883

Selling expenses	29	(1,068,663)	(1,037,542)	(900,728)
General and administrative expenses	29	(935,290)	(1,000,734)	(911,666)
Other income (expenses), net	30	877,599	(116,302)	252,318

Operating expenses		(1,126,354)	(2,154,578)	(1,560,076)

Income before interest in earnings of investees and financial results		3,223,899	2,046,071	2,149,807

Interest in earnings of associates	13	17,162	(4,440)	7,978
Interest in earnings of joint ventures	14	985,090	1,570,132	695,165

Interest in earnings of investees		1,002,252	1,565,692	703,143
Finance expense		(3,704,515)	(3,673,356)	(2,637,317)
Finance income		870,739	1,102,918	576,614
Foreign exchange, net		(199,777)	997,109	(746,058)
Derivatives		282,054	(1,482,447)	622,295

Financial results, net	31	(2,751,499)	(3,055,776)	(2,184,466)
Profit before taxes		1,474,652	555,987	668,484

Income tax (expenses) benefits	23
Current		(134,517)	(228,634)	(167,665)
Deferred		(293,838)	166,932	198,075

		(428,355)	(61,702)	30,410

Profit from continuing operations		1,046,297	494,285	698,894
(Loss) profit from discontinued operation, net of tax		—	(35,262)	100,867

Profit for the year		1,046,297	459,023	799,761

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan		(24,121)	(87,037)	(28,897)
Taxes over actuarial loss on defined benefit plan		8,201	29,988	9,825
Gain on share subscription of subsidiary		9,000	6,000	—

		(6,920)	(51,049)	(19,072)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		(50,085)	146,092	(169,904)
Gain (loss) on cash flow hedge in joint ventures		204,611	45,778	(224,874)
Changes in fair value of available for sale securities		3,459	(70)	—
Taxes		—	—	(4,563)

		157,985	191,800	(399,341)

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

Total other comprehensive income, net of tax		151,065	140,751	(418,413)

Comprehensive income—Continued operation		1,197,362	599,774	381,348

Comprehensive income—Discontinued operation		—	(124,629)	12,447

Total comprehensive income		1,197,362	475,145	393,795

Total net income attributable to:
Owners of the Parent		551,021	277,804	405,718
Non-controlling interests		495,276	181,219	394,043

		1,046,297	459,023	799,761
Total comprehensive income attributable to:
Owners of the Company		637,263	275,557	93,129
Non-controlling interests		560,099	199,588	300,666

		1,197,362	475,145	393,795
Basic (loss) earnings per share from:	27
Continuing operations		R$2.0951	R$1.2283	R$1.4409
Discontinuing operations		—	R$(0.1788)	R$0.0919

		R$2.0951	R$1.0495	R$1.5328
Diluted (loss) earnings per share from:	27
Continuing operations		R$2.0468	R$1.1577	R$1.3805
Discontinuing operations		—	R$(0.1780)	R$0.0919

		R$2.0468	R$0.9797	R$1.4724

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

Net profit for the year	—	—	—	405,718	405,718	394,043	799,761
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	(140,777)	(84,428)	(225,205)
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Change in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	405,718	93,129	300,666	393,795

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Dividends	—	—	—	(94,247)	(94,247)	(437,255)	(531,502)
Share-based payment transactions	—	7,628	—	—	7,628	5,033	12,661

Total contributions by and distributions to owners of the Company	—	3,781	—	(94,247)	(90,466)	(428,375)	(518,841)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	636	—	—	636	(10,838)	(10,202)
Business combination—ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buyback cost – Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Transactions with owners of the Company	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Gain on share subscription of an subsidiary	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of available for sale securities	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends—non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based payment transactions	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net profit for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Treasury shares acquired	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216

Transactions with owners of the Company
Change of shareholding interest in subsidiary (Note 1)	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Profit before taxes		1,474,652	555,987	668,484
Adjustments for:
Depreciation and amortization		1,938,393	1,735,332	1,178,124
Lease and concession		193,252	193,637	124,376
Interest in earnings of associates	13	(17,162)	4,440	(7,978)
Interest in earnings of joint ventures	14	(985,090)	(1,570,132)	(695,165)
Losses on disposals of assets		43,068	24,006	22,424
Share-based payments		52,016	11,621	12,661
Legal proceedings provision		172,351	97,435	58,956
Indexation charges, interest and exchange, net		2,861,772	3,188,277	2,405,117
Provisions for employee benefits		166,298	150,334	128,927
Allowance for doubtful accounts		31,838	27,226	17,328
Deferred revenue		(16,032)	(16,212)	—
Sales of credit rights	10	(1,039,966)	—	—
Other		(20,416)	(292,360)	(316,727)

		4,854,974	4,109,591	3,596,527
Changes in:
Trade receivables		(252,079)	(8,427)	64,600
Inventories		(40,224)	6,690	(200,034)
Recoverable taxes		(227,248)	247,628	(154,271)
Related parties		(1,215)	13,066	85,265
Trade payables		174,248	(138,690)	284,996
Other financial liabilities		90,966	(55,000)	63,152
Employee benefits		(121,540)	(127,487)	(68,938)
Provision for legal proceedings		(79,206)	(56,145)	(36,394)
Judicial deposits		(32,224)	(29,614)	(14,683)
Post-employment benefits		(30,617)	(30,262)	(29,312)
Income tax and other tax		(110,944)	(143,659)	(59,397)
Discontinued operation		—	70,087	22,844
Concessions payable		(111,922)	(107,729)	(68,212)
Other assets and liabilities, net		(24,868)	(114,661)	(135,581)

		(766,873)	(474,203)	(245,965)

Net cash generated by operating activities		4,088,101	3,635,388	3,350,562

Cash flows from investing activities
Capital contribution in associates		(15,320)	(22,802)	(54,640)
Non-controlling interest acquisition		—	(54,122)	—
Marketable securities		(2,331,232)	(626,279)	208,775
Restricted cash		(24,635)	59,162	(26,565)
Dividends received from associates		13,929	12,229	6,303
Dividends received from joint ventures		1,346,460	1,230,367	671,351
Discontinued operation		—	(13,934)	(27,839)
Put option exercised paid		—	(186,052)	—
Acquisition of subsidiary, net of cash acquired		(116,514)	—	103,044
Acquisition of property, plant and equipment, intangible assets and investments		(2,457,458)	(2,190,505)	(2,010,271)
Net cash from sale of discontinued operations		(689)	1,053,768	118,362
Related parties		—	11,338	—
Cash received on sale of fixed assets, and intangible assets		8,097	(189)	8,412

Net cash used in investing activities		(3,577,362)	(727,019)	(1,003,068)

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised	17	6,248,712	7,527,792	5,201,072
Amortization of principal on loans, borrowings and debentures	17	(3,839,633)	(7,203,109)	(3,901,237)
Payment of interest on loans, borrowings and debentures	17	(1,602,034)	(1,449,181)	(1,195,814)
Derivative financial instruments		(274,701)	(373,608)	581,753
Amortization of principal on financing leases		(348,114)	(413,267)	(289,606)
Payment of interest on financing leases		(283,430)	(330,452)	(166,760)
Real estate credit certificates		(129,503)	(128,932)	(99,381)
Proceeds from issuing shares		2,030,212	1,979,174	—
Related parties		—	—	(3,806)
Non-controlling interest subscription		20,375	28,764	—
Discontinued operation		—	(53,272)	—
Dividends paid		(1,089,840)	(1,440,544)	(656,669)
Acquisition of non-controlling interest		(554,045)	—	—
Payments to redeem entity’s shares		(780,931)	—	(12,186)
Share options exercised—subsidiaries		37,184	37,327	—

Net cash used in financing activities		(565,748)	(1,819,308)	(542,634)

(Decrease) increase in cash and cash equivalents		(55,009)	1,089,061	1,804,860

Cash and cash equivalents at beginning of the year		4,499,588	3,505,824	1,649,340

Effect of exchange rate fluctuations on cash held		110,598	(95,297)	51,624

Cash and cash equivalents at end of the year		4,555,177	4,499,588	3,505,824

Supplemental cash flow information
Income taxes paid		90,099	83,376	102,326

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (“B3”) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 58.21% and 72.53% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Stanbridge Group Limited (“Stanbridge”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and European market, and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the European and Asian market and corporate activities (“Moove”); and (iv) Other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2016 the Company disclosed a material fact stating that it has signed a Share Purchase Agreement with Mansilla Participações Ltda. (Vehicle TIAA—Teachers Insurance and Annuity Association of America), also a shareholder of the company Radar and Radar II. In the material fact, the Company sold part of its shares of Radar and Radar II for the amount of R$ 1,053,768 received on November 4, 2016.

The subsidiary Cosan S.A. and Shell International Petroleum Company Limited (“Shell”) finalized the discussions regarding the cancellation and replacement of options to buy and sell shares issued by Raízen Energia S.A. and Raízen Combustíveis S.A., whose exercise was dated to 2021 and 2026, and concluded an addendum to the relevant contracts in force.

The changes agreed between Cosan S.A and Shell aim to strengthen the partnership in Raízen in the long term. The Parties also agreed to renew the “lock-up” period for a further five years, as of the date hereof. At the end of this period, the Parties may sell shares issued by Raízen, taking into account the rules regarding the exercise of the applicable preemptive right.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo S.A (“Rumo”), exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A in pursuant to the shareholders agreement entered into in 2010, subsequently added, between Cosan Logística, TPG VI, GIF, Cosan S.A and the Company. Cosan S.A and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On December 12, 2017, the Company finalized the put option with Shell related to Comgás shares and bought the total of 21,805,645 shares, which represents 16.77% of Comgás share capital for R$ 1,041,960. As part of the payment, the Company delivered 17,187,937 common shares issued by Cosan S.A., representing 4.21% of the capital stock, plus a cash outflow of R$ 208,650. Additionally, was recognized accounts payable referring to the second installment to be settled within one year after the closing of the operation in the amount of R$ 208,650 plus the interest rate of 3% per year.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As a result of this transaction, the Company’s shareholders’ equity was reduced by R$ (475,846), of which R$ 2,036 was attributed to the controlling shareholders and R$ (477,882) was attributed to non-controlling shareholders. The purchase price represents fully the economic value of the transaction between the Company and Shell.

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2018.

Certain amounts of the comparative balances, in the statements of profit or loss, statements of cash flows and in the notes 9, 11, 12, 13, 17, 18, 20, 22, 23 and 31, were reclassified to improve the disclosures in the financial statements. These reclassifications had non-significant impacts on the Company´s financial statements.

2.2	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (U.S.$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling (GBP).

2.3	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 15 and 16 – Property, plant and equipment and intangible assets

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in note 16.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The subsidiary Comgás has an agreement for the public concession of gas distribution service which the Conceding Authority controls what services must be rendered and what prices will be applied, as well as included significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

Thus, the infrastructure construction necessary for gas distribution is considered a service to the Grantor and the related revenue is recognized at fair value. Financing costs directly related to construction are also capitalized.

The Company does not recognize a margin on the infrastructure construction.

Subject to approval of the Granting Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Granting Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations to be calculated at the time. Currently the figures for compensation are not predetermined or determinable, which is why the Company did not apply the bifurcated model for the accounting of financial assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in note 16.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The subsidiary Rumo has a concession rights generated in the business combination of ALL, which was fully allocated to Rumo Malha Norte concession and amortized on the straight-line method based on estimated useful lives of intangible assets, from the date on which these are available for use.

•	Note 18 – Operating lease commitments

The Company contracted commercial leases of locomotives and wagons. The classification of the lease as operational or financial is determined based on an evaluation of the terms and conditions of the contracts. The Company identified the cases in which it assumes substantially all the risks and benefits of ownership of the said assets, recording such cases as a financial lease.

•	Note 23 – Income taxes and social contribution

A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current assets

The subsidiary Comgás has natural gas supply contracts with specific characteristics, such as minimum withdrawal obligations by the Comgás (take or pay for commodity and ship or pay for transportation), that is, if Comgás consumes below contractual obligations, it must make payment of the differences between the volume consumed and the minimum contracted volumes, and may compensate them (through consumption) over the period of validity of the respective contract, provided that consumption exceeds the contracted minimum quantity. In addition, the supplier allows in contractual clause that there is recovery of the volume eventually accumulated for the term of 365 days after the termination of the contracts.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Therefore, it is currently forecast to recover all the cumulative volume since, during the recovery period provided for in the agreement, there will be no new accumulation related to the minimum commitments contracted for this period. Given the recoverable nature of this inventory, the amounts paid and not used were recognized in assets under “Paid and unused transportation”.

•	Note 32 – Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

•	Note 33 – Post-employment benefits

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

•	Note 34 – Share-based payments

The Company measures employees’ share-based compensation cost by referencing the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option or stock grant, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

•	Note 24 – Provisions for legal proceedings

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 14—Investment in joint ventures

The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint ventures and the Company recognizes its interest in the joint ventures using the equity method as described in Note 14.

Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of the accounting practices adopted in Brazil and the international standards IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data when available. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.4	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	financial instruments at fair value through profit or loss;

•	derivative financial instruments at fair value through profit or loss;

•	loans measured at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 33).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated financial statements.

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2017	December 31, 2016
Directly owned subsidiaries
Cosan Logística S.A.	72.53%	72.42%
Cosan S.A. Indústria e Comércio (i)	58.21%	62.29%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás (i)	79.87%	62.66%
Cosan Biomassa S.A. (ii) | (iv)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited (iv)	100.00%	100.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Airport Energy Limited (v)	100.00%	—
Airport Energy Services Limited (v)	100.00%	—
Wessesx Petroleum Limited (v)	100.00%	—
Stanbridge Group Limited (v)	100.00%	—
Cosan Lubrificantes e Especialidades S.A. (iv)	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan U.S., Inc.	100.00%	100.00%
Rumo S.A. (iii)	1.71%	0.86%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017	December 31, 2016
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.37%
Logispot Armazéns Gerais S.A.	14.52%	14.47%
Elevações Portuárias S.A.	28.47%	28.37%
Rumo Luxembourg Sarl	28.47%	28.37%
Rumo Intermodal S.A.	28.47%	28.37%
Rumo Malha Oeste S.A.	28.47%	28.37%
Rumo Malha Paulista S.A.	28.47%	28.37%
Rumo Malha Sul S.A.	28.47%	28.37%
Rumo Malha Norte S.A.	28.33%	28.22%
Boswells S.A.	28.47%	28.37%
Brado Holding S.A.	28.47%	28.37%
ALL Serviços Ltda.	28.47%	28.37%
ALL Argentina S.A.	28.47%	25.81%
Paranaguá S.A.	28.47%	28.32%
ALL Rail Management Ltda. (vi)	—	14.19%
ALL Armazéns Gerais Ltda.	28.47%	28.37%
Portofer Ltda.	28.47%	28.37%
Brado Logística e Participações S.A.	17.71%	17.65%
Brado Logística S.A.	17.71%	17.65%
ALL Mesopotâmica S.A.	20.09%	20.02%
ALL Central S.A.	20.94%	20.87%
Servicios de Inversion Logistica Integrales S.A	28.47%	—
PGT S.A.	28.47%	28.37%

(i)	As of June 30, 2017, the Company increased its interest, in Comgás to 63.11% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 20, 2017, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 6,690.

According to the event stated in the note 1 Cosan S.A increased its interest in Comgás from 63.11% to 79.87%

According to the event stated in the note 1 Company decreased its interest in Cosan S.A from 62.29% to 58.21%

(ii)	The Company recorded in the year ended December 31, 2017, a put option for the repurchase of shares of non-controlling shareholders, according to the shareholder agreement.
(iii)	The direct subsidiary Cosan S.A has a financial investment of 26,732,274 shares of Rumo S.A., which is an indirect subsidiary of the Company. Therefore, for the consolidated financial statements of the Company, the interest of 1.71% (0.86% stake as of December 31, 2016) in the share capital of Rumo S.A is recognized as an equity investment.
(iv)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 92,823 as of December 31, 2017, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.
(v)	Interest acquired in the companies during the year 2017.
(vi)	On December 22, 2017, Rumo S.A sold the interest on ALL Rail Management Ltda. to Qualytpar Participações S.A..

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquisition either:

•	at fair value; or

•	at their proportionate share of the acquirer’s identifiable net assets, which are generally at fair value.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

(c)	Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

(d)	Investments in associates (equity method investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees”. Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income”.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 14).

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

3.2	Foreign currency

a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

b)	Foreign operations

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian Reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

(a)	assets and liabilities have been translated using the exchange rate at the balance sheet date;

(b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

(c)	shareholders’ equity has been translated using the historical exchange rate.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Translation effects have been recognized in shareholders’ equity in “Cumulative translation adjustment”.

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (U.S.$) was R$ 3.3080 at December 31, 2017, R$ 3.2591 at December 31, 2016 and R$ 3.9048 at December 31, 2015.

3.3	Financial instruments

(i)	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.

a)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

i.	Marketable securities

Investments in securities with a maturity date greater than three months at the date of purchase and other securities for which there is more than an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash , trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, the financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency gain/losses on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the consolidated statements of changes in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and, to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

(ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company classifies non-derivative financial liabilities, except contingent consideration, as other financial liabilities. Such financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities comprise loans and borrowings, debt securities issued, bank overdrafts, and trade and other payables.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(iii)	Share capital

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with IAS 12.

Preference shares

Non-redeemable preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Company’s equity instruments. Discretionary dividends thereon are recognized as equity distributions on approval by the Company’s shareholders.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Mandatory minimum dividends as defined in the bylaws are recognized as liabilities.

(iv)	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if:

(a)	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(b)	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	The combined instrument is not measured at fair value through profit or loss.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect reported profit or loss.

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

•	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is retained in other comprehensive income and reclassified to profit or loss in the same period or periods during which the non-financial item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as “Financial expenses”. The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as “Other gains (losses), net”. Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as “Financial expenses”.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the method of effective interest rate is used, is amortized to income over the period to maturity.

•	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

•	Other derivative financial instruments

When a derivative financial instrument is not designated in a hedge relationship and does not qualify for hedge accounting, all changes in its fair value are recognized immediately in profit or loss.

3.4	Inventory

Inventory is recorded at the lower of average cost of acquisition or production and net realizable value, whichever the less.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provisions for slow-moving or obsolete inventory are recorded when deemed necessary by management. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs.

3.5	Property, plant and equipment

(a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes:

•	the cost of materials and direct labor;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, when the Company has an obligation to remove the asset or restore the site; and

•	capitalized borrowing costs.

Cost also includes transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

(i)	Reclassification to investment property

When the use of a property changes from held to use to investment property, the property is remeasured at fair value and reclassified as investment property. Any gain or loss arising on this remeasurement is recognized in equity.

(ii)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Depreciation is generally recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

Depreciation methods such as useful lives and residual values are reviewed at each year-end, or when there is significant change without an expected consumption pattern, such as relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

3.6	Intangible assets and goodwill

(a)	Goodwill

Goodwill is measured at cost less accumulated impairment losses. With respect to equity method investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity method investee as a whole.

(b)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

(c)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(d)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Contracts with customers

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(f)	Intangible assets related to the concession rights agreement

The Company has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset

The intangible asset comprises: (i) the concession right recognized upon the business combination of Comgás, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to approval of the Conceding Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time.

The concession contract determines that the tariff charged by Comgás be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust for inflation.

Once the concession is terminated, the Company has the right to request the reversion to the Granting Authority of the assets and facilities linked to the gas distribution service. Currently, the amounts related to indemnification are not pre-established or determinable, that’s why the Company did not apply the bifurcated model for the accounting of the financial asset.

Concession rights generated in the business combination of ALL was fully allocated to the Rumo Malha Norte concession and amortized on a straight-line basis.

3.7	Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

(b)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the accumulated losses recorded in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, except investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to Companies of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss with respect to goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.8	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

3.9	Employee benefits

•	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed when the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay these amounts as a result of past services provided by the employee, and the obligation can be estimated reliably.

•	Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees with respect to share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to the cash payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized as employee benefit expenses in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The accounting for modification on plans depends on whether the modification changes the classification of the arrangement and whether the changes are beneficial to the counterparty.

If a modification increases the number of equity instruments granted, then the entity recognizes the fair value of the additional equity instruments measured at the date of modification. The additional share-based payment cost is attributed over the period from the date of modification to the end of the vesting period of the additional equity instruments.

Cancellations or settlements of equity-settled share-based payments during the vesting period by the entity or by the counterparty are accounted for as accelerated vesting; therefore, the amount that would otherwise have been recognized for services received is recognized immediately.

•	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

•	Defined benefit plans

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well as in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

•	Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date of the financial statements for the high credit quality bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.10	Revenue

(a)	Sales of goods

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(b)	Services rendered

Revenues from services are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

The Company revenue recognizes revenue as follows:

•	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in profit or loss when the volumes are delivered to customers.

•	Unbilled revenue

Unbilled gas refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

•	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

(c)	Deferred revenue

The Company´s deferred revenue consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

3.11	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The indirect subsidiary Rumo Malha Norte has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.12	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

a)	Leased assets

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

b)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

3.13	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.14	Taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%. Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Certain subsidiaries measure income tax and social contribution due under the Brazilian presumed profits regime. The presumed profit came up from a percentage of 32% of operating revenues. Under the aforementioned regime the applicable tax rate is for income tax is 15% over the presumed profit, plus an additional 10% when operating revenues exceed of R$ 240, and 9% over the presumed profit for social contribution.

a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for loss carryforwards, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be generated in the future. Deferred tax assets are reviewed at each reporting date and written off to the extent that it is no longer probable that the related tax benefit will be realized.

c)	Sales taxes

Net revenue is recognized net of discounts and sales taxes.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

d)	Tax exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.15	Cash flow

•	Non-cash transaction

During the year ended December 31, 2017, the Company made the following transactions not involving cash and therefore not reflected in the consolidated statement of cash flows:

(i)	Forward purchase of property, plant and equipment in the amount of R$105,102.

•	Disclosure of interest and dividends

(i)	The Company disclosures the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

(ii)	Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

a)	Estimated impact of the adoption of IFRS 15 and IFRS 9

The Company estimated the impact of the adoption of IFRS 15—Revenue from Contract with Customers and IFRS 9—Financial Instruments on equity on January 1, 2018, based on valuations carried out up to the date of issuance these statements. The actual impacts of adopting the standards on January 1, 2018 may be different as the Company did not finalize the testing and evaluation of controls on these new standards and the new accounting policies are subject to change until the Company presents its first statements including the date of initial application.

The main components of the estimated adjustment are as follows:

i)	recognition of incremental costs to obtain contract and customer payment to be paid; and

ii)	impairment losses on financial assets.

b)	IFRS 15—Customer Contract Revenue

IFRS 15 has as the fundamental principle the recognition of revenue when the goods or services are transferred to the customer at the transaction price. Revenue is recognized according to this principle by applying a 5-step model:

•	Step 1: Identify the contracts with the client;

•	Step 2: Identify the performance obligations defined in the contract;

•	Step 3: Determine the price of the transaction;

•	Step 4: Allocate the price of the transaction to the performance obligations provided for in the agreement; and

•	Step 5: Recognize revenue when (or as) the entity meets each performance obligation.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

IFRS 15 introduces a comprehensive framework to determine whether and when revenue is recognized, and how much revenue is measured. IFRS 15 replaces current revenue recognition standards.

The Company recognizes revenues from the following main sources:

(i)	Sale of products

The Company recognizes the sales revenues on delivery to the customer, considered as the moment when the customer accepts the goods and the risks and benefits related to the property are transferred. Revenue is recognized at this time as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products.

In accordance with IFRS 15, revenue must be recognized when the customer obtains control of the products. For contracts with customers where the sale is generally expected to be the only execution obligation, the adoption of IFRS 15 should have no impact on revenue and results. The Company expects revenue recognition to occur at a time when control of the good is transferred to the customer, usually at the time of delivery of the goods.

The Company operates in the production and distribution of lubricants of the brands Mobil and Comma, production and commercialization of biomass pellets. Products are sold on their own account in contracts identified and separated with customers and in sets, as a package of goods and / or services.

Some lubricant sales contracts cannot be purchased separately from a package of services, however, the goods and services are clearly distinct and discriminated against in the context of the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when the control of the respective goods and services is transferred to the customer. Although IFRS 15 requires that the transaction price be allocated to different performance obligations based on the independent selling price, Management does not expect the allocation of revenues from the sale of lubricants and the services rendered to be significantly different from that currently practiced, revenues are identified, measured and recorded separately.

(ii)	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. Based on the Company’s assessment, the fair value and selling prices of individual services are broadly similar. Therefore, the Company does not expect the application of IFRS 15 to result in significant differences in the recognition of revenue for these services.

(iii)	Other effects

a)	Incremental cost to obtain contract

The Company has identified certain lubricant sales agreements that have commission clauses that are under evaluation that are included as incremental costs for their acquisition and which are expressly chargeable to the customer. In the evaluation of the Company, when IFRS 15 is adopted, certain contracts may be recognized as an asset related to the incremental costs to obtain a customer agreement and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to the customers which the asset refers. On December 31, 2017, the amount of R$ 39,275 related to sales commissions was recognized.

The Company was presenting expenses related to contracts as sales expenses

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Disposal of non-financial assets

The recognition and measurement requirements in IFRS 15 also apply to the recognition and measurement of any gains or losses on the disposal of non-financial assets (such as property, plant and equipment and intangible assets), when such disposal does not occur in the normal course of business operations. In transition, however, there is no expectation that the effect of these changes will be material to the Company.

(iv)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than in the current IFRS. The presentation requirements represent a significant change from the current practice and significantly increase the volume of disclosures required in the Company’s financial statements. Many of the disclosure requirements of IFRS 15 are new and the Company has assessed that the impact of some of them will be significant. In particular, the Company expects the explanatory notes to the financial statements to be expanded due to the disclosure of significant judgments made: at what time to determine the transaction price of those contracts that include a variable consideration, as the transaction price has been allocated to the performance obligation and the assumptions used to estimate the individual selling prices of each performance obligation. In addition, as required by IFRS 15, the Company will disaggregate the recognized revenues from contracts with customers whom have components of sale of goods and services. In 2017, the Company continued to test the internal controls, policies and procedures required to collect and disclose the information required.

(v)	Transition

The Company plans to adopt IFRS 15 using the cumulative effect method, with initial application of the standard at the initial date (in January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

The Company plans to use the practical files for concluded contracts. This means that completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that are contracts concluded at the beginning of the earliest period presented, will not be resubmitted.

The Company is currently conducting a detailed impact assessment resulting from the application of IFRS 15 and expects no significant impacts in the financial statements.

c)	IFRS 9—Financial Instruments

In July 2016, the IASB International Accounting Standards Board issued the final version IFRS 9—Financial Instruments that replaces IAS 39—Financial Instruments: Recognition and Measurement and all previous versions of IAS 39. The new standard brings together the three aspects of the project for the accounting of financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for fiscal years beginning on or after January 1, 2018, without prior application permission. With the exception of hedge accounting, retrospective application is necessary, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the effective date required and will not restate comparative information. In 2017, the Company conducted a detailed impact assessment of the three aspects of IFRS 9. This evaluation is based on information currently available and may be subject to changes arising from reasonable and bearable information being made available by the Company in 2018, when it adopts IFRS 9. In general, the Company does not foresee any significant impact on the financial statements and shareholders’ equity, except for the effect of applying the impairment requirements of IFRS 9. The Company expects an increase in loss provisions resulting in a negative impact on shareholders’ equity as discussed below. In addition, the Company will implement changes in the classification of certain financial instruments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

i)	Classification and measurement of financial assets

The Company does not expect a significant impact on its balance sheet or equity in applying the classification and measurement requirements of IFRS 9. We expect to continue to measure at fair value all financial assets currently held at fair value. Equity instruments, currently held for sale, with gains and losses recorded in profit or loss, will maintain measurement at fair value through profit or loss.

Loans and receivables are held by the Company to obtain contractual cash flows and should generate cash flows representing only payments of principal and interest. The Company analyzed the contractual cash flow characteristics of these instruments and concluded that they meet the amortized cost criteria in accordance with IFRS 9. Therefore, the reclassification to these instruments will not result in impacts on the balance sheet and equity.

The Company has assessed the impacts of gains and losses on financial liabilities attributable to its own risk and has not identified deviations that will result in an accounting for comprehensive income.

ii)	Impairment – Financial Assets and Contractual Assets

IFRS 9 requires the Company to record the expected credit losses on all of its debt securities and trade accounts receivable, whether in 12 months or throughout life. However, the Company has adopted the simplified approach and will measure the expected credit losses for a lifetime because the trade accounts receivable and contractual assets do not present a significant financing component. The provision will be determined by applying the percentage of expected losses on the financial assets to the overdue and overdue loans that may impact the amount of provisioning expense for losses.

The estimated losses were calculated based on the actual experience of credit loss in recent years, observing the current conditions and the forecast of future economic conditions.

The Company holds investments in debt instruments classified as Securities, which are part of investment fund quotas measured at fair value through profit or loss. Therefore, no credit risk analysis of these assets is required.

iii)	Hedge accounting

The Company has determined that all existing hedge relationships currently designated in effective hedging relationships will continue to qualify for hedge accounting in accordance with IAS 39. The Company has elected not to retrospectively apply IFRS 9 in the transition to the hedges where the Company excluded the items of progress of the hedge designation in accordance with IAS 39. As IFRS 9 does not change the general principles of how an entity responds to effective hedges, the application of the requirements of hedge of IFRS 9 will not have a significant impact on the Company’s financial statements.

iv)	Other adjustments

In addition to the adjustments described above, in the adoption of IFRS 9, other items in the financial statements, such as deferred taxes, assets held for sale and liabilities associated with them, investments in associates and joint ventures will be adjusted as necessary. Foreign exchange differences in the conversion of foreign operations will also be adjusted.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

d)	IFRS 16 Leases

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entity that applies IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

- Retrospective approach; or

- Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

e)	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

IFRIC states that the date of the transaction for the purpose of determining the exchange rate should be the date on which the entity initially recognizes the non-monetary asset or liability arising from the payment or early receipt.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

This interpretation takes effect for annual periods beginning on or after January 1, 2018. The initial adoption is permitted retrospectively, or prospectively.

Management conducted the analysis of the impacts of the initial adoption of IFRIC 22 and considered them to be immaterial. Thus, it is still under analysis if the adoption will be carried out prospectively or retrospectively.

There are no other CPC / IFRS standards or ICPC / IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

5    Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

(i)    Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)    Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)    Comgás: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)    Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

(v)    Moove: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark.

Reconciliation

(i)    Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	13,152,678	72,789,148	5,537,857	2,129,522	5,946,349	3,441	(85,941,826)	(34,706)	13,582,463	7,670,777	5,946,349
Domestic market	6,995,061	72,789,148	5,537,857	1,543,758	5,939,765	3,441	(79,784,209)	(34,706)	12,990,115	7,085,013	5,939,765
External market	6,157,617	—	—	585,764	6,584	—	(6,157,617)	—	592,348	585,764	6,584
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	(7,896)	79,782,944	34,706	(9,232,210)	(5,045,884)	(4,220,988)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(4,455)	(6,158,882)	—	4,350,253	2,624,893	1,725,361
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,705)	(28,846)	(211)	2,149,004	—	(1,068,663)	(1,039,817)	(28,846)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,002)	(285,409)	(210,889)	1,073,807	—	(935,290)	(597,430)	(285,409)
Other income (expense), net	(107,953)	312,187	(26,422)	(3,679)	(3,304)	911,004	(204,234)	—	877,599	880,983	(3,304)
Financial results	129	(359,767)	(225,541)	(54,370)	(1,665,842)	(805,746)	359,638	—	(2,751,499)	(898,394)	(1,665,842)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,134,580)	1,156,251	331	(3,704,515)	(1,728,300)	(1,900,092)
Finance income	681,362	134,904	398,758	17,805	261,661	192,845	(816,266)	(331)	870,738	728,598	261,661
Foreign exchange losses, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(53,290)	160,379	—	(199,777)	(81,201)	(127,508)
Derivatives	278,846	(138,120)	11,126	(18,447)	100,097	189,279	(140,726)	—	282,055	182,509	100,097
Interest in earnings of associates	(54,544)	—	—	(7,665)	4,243	1,112,654	54,544	(1,092,070)	17,162	12,930	4,243
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090	985,090	—
Income tax expense benefit	(78,937)	(615,806)	(235,972)	(20,141)	(10,215)	(162,027)	694,743	—	(428,355)	(457,725)	(10,215)

Profit (loss) from continuing operations	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Total net income attributable to:
Owners of the Company	582,500	1,389,260	364,455	17,303	(79,515)	1,818,468	(1,971,760)	(1,569,690)	551,021	1,315,324	(79,515)
Non-controlling interests	—	59,620	195,201	—	(184,497)	6,952	(59,620)	477,620	495,276	195,206	(184,497)

	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Other selected data:
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393	596,687	1,341,687
EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544	3,463,336	2,753,732
Additions to PP&E, intangible and biological assets	2,226,162	853,975	352,958	48,612	2,045,390	10,498	(3,080,137)	—	2,457,458	408,489	2,045,390
Reconciliation of EBITDA:
Profit (loss) for the period	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Income tax and social contribution	78,937	615,806	235,972	20,141	10,215	162,027	(694,743)	—	428,355	457,725	10,215
Financial result, net	(129)	359,767	225,541	54,370	1,665,842	805,746	(359,638)	—	2,751,499	898,394	1,665,842
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393	596,687	1,341,687

EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544	3,463,336	2,753,732

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139	7,541,792	5,014,555
Domestic market	6,106,330	68,143,047	5,657,246	—	1,447,794	4,772,057	873	(74,249,377)	(38,209)	11,839,761	7,105,912	4,772,057
External market	7,027,407	—	—	—	435,880	242,498	—	(7,027,407)	—	678,378	435,880	242,498
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)	(4,586,551)	(3,769,147)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649	2,955,241	1,245,408
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)	(1,032,893)	(4,649)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)	(570,465)	(342,961)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)	(115,764)	(539)
Financial results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)	(1,307,869)	(1,673,482)
Finance expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)	(1,720,365)	(1,951,393)
Finance income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918	799,912	302,371
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109	1,001,581	76,082
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)	(1,388,997)	(100,542)
Interest in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)	(12,819)	8,381
Interest in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132	1,570,132	—
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)	(60,213)	34,513

Profit (loss) from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Profit from discontinued operation, net of tax	—	—	—	69,261	—	—	(123,386)	—	18,863	(35,262)	(35,261)	—
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804	1,036,086	(206,694)
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219	354,003	(526,635)

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023	1,390,089	(733,329)
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505	491,279	1,699,226
Reconciliation of EBITDA:
Profit (loss) for the period	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702	60,213	(34,513)
Financial result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776	1,307,869	1,673,482
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	11,080,849	61,412,966	6,597,017	—	1,751,728	4,037,923	436	(72,493,815)	(31,568)	12,355,536	8,349,181	4,037,923
Domestic market	4,438,148	61,412,966	6,597,017	—	1,385,188	3,842,124	436	(65,851,114)	(31,568)	11,793,197	7,982,641	3,842,124
External market	6,642,701	—	—	—	366,540	195,799	—	(6,642,701)	—	562,339	366,540	195,799
Cost of sales	(9,148,101)	(58,196,255)	(4,580,204)	—	(1,322,326)	(2,771,881)	(2,810)	67,344,356	31,568	(8,645,653)	(5,905,340)	(2,771,881)
Gross profit	1,932,748	3,216,711	2,016,813	—	429,402	1,266,042	(2,374)	(5,149,459)	—	3,709,883	2,443,841	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,519)	—	(291,649)	18,440	—	1,805,464	—	(900,728)	(919,166)	18,440
General and administrative expenses	(518,848)	(394,570)	(332,763)	—	(77,666)	(311,288)	(189,949)	913,418	—	(911,666)	(565,105)	(311,288)
Other income (expense), net	(19,147)	294,784	(7,901)	—	2,195	60,298	197,726	(275,637)	—	252,318	192,020	60,298
Financial results	(624,695)	(124,598)	(181,889)	—	(109,860)	(1,166,553)	(781,522)	749,293	55,358	(2,184,466)	(1,147,892)	(1,166,553)
Finance expense	(919,994)	(170,560)	(409,768)	—	(120,325)	(1,261,452)	(919,463)	1,090,554	73,691	(2,637,317)	(1,395,741)	(1,261,452)
Finance income	650,446	173,477	247,047	—	4,870	164,675	178,355	(823,923)	(18,333)	576,614	411,838	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,282	—	(10,213)	(190,410)	(671,717)	1,447,760	—	(746,058)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,303	(965,098)	—	622,295	459,175	120,634
Interest in earnings of associates	(42,967)	8,893	—	—	(11,596)	11,164	703,315	34,074	(694,905)	7,978	(3,185)	11,164
Interest in earnings of joint ventures	—	—	—	—	—	—	695,165	—	—	695,165	695,165	—
Income tax expense benefit	40,328	(536,540)	(248,355)	—	12,693	(35,988)	320,882	496,212	(18,822)	30,410	85,219	(35,988)

Profit (loss) from continuing operations	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Profit from discontinued operation, net of tax	—	—	—	100,867	—	—	38,915	—	(38,915)	100,867	100,867	—
Total net income attributable to:
Owners of the Company	150,504	1,237,984	618,386	100,867	(46,481)	(30,030)	982,158	(1,388,488)	(1,219,182)	405,718	580,086	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	521,898	394,043	301,678	(127,855)

	150,504	1,276,131	618,386	100,867	(46,481)	(157,885)	982,158	(1,426,635)	(697,284)	799,761	881,764	(157,885)
Other selected data:
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527
EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	—	43,464	1,405,478	42,061	(2,573,671)	—	2,012,218	608,667	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the period	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Income tax and social contribution	(40,328)	536,540	248,355	—	(12,693)	35,988	(320,882)	(496,212)	18,822	(30,410)	(85,219)	35,988
Financial result, net	624,695	124,598	181,889	—	109,860	1,166,553	781,522	(749,293)	(55,358)	2,184,466	1,147,892	1,166,553
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527

EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177	3,150,328	179,909
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343	700,035	3,153,160
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420	950,701	371,718
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213	1,052,105	110,107
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061	380,770	282,291
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000	1,686,718	—
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826	626,672	438,369
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145	1,521,810	2,770,618
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342	259,412	41,930
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799	8,447,799	—
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—	—	—
Property, plant and equipment	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575	412,325	11,266,278
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610	9,350,598	7,622,969
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)	(9,674,994)	(9,670,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)	(114,531)	—
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)	(1,805,385)	(628,597)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)	(124,017)	(166,864)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)	(1,442,679)	—
Lease	—	—	—	—	(944,138)	—	—	—	(944,138)	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)	(1,449,477)	(778,049)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)	(3,630,926)	(5,938,422)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511	28,539,273	26,237,349

Equity attributable to owners of the Company	12,073,314	4,888,966	4,539,089	701,535	2,211,005	15,330,321	(16,962,280)	(16,743,193)	6,038,757	9,446,669	2,211,005
Non-controlling interests	(963)	232,641	—	—	5,812,583	376	(231,678)	5,207,697	11,020,656	850,595	5,812,583

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Assets held for sale	—	—	—	—	39,907	—		—	39,907	—	39,907
Other current assets	3,030,674	1,456,418	80,758	141,972	382,551	658,550	(4,487,092)	(107,927)	1,155,904	793,861	382,551
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Investment property	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Leases	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	December 31, 2017	December 31, 2016	December 31, 2015
Reported segment
Raízen Energia
Ethanol	6,550,652	6,480,409	5,557,298
Sugar	5,377,351	5,794,771	4,671,006
Cogeneration	884,300	520,468	554,876
Other	340,375	338,089	297,669

	13,152,678	13,133,737	11,080,849
Raízen Combustíveis
Fuels	72,789,148	68,143,047	61,412,966

	72,789,148	68,143,047	61,412,966
Comgás
Industrial	3,494,396	3,640,921	4,206,946
Residential	849,723	793,335	677,693
Thermogeneration	—	116,419	511,942
Cogeneration	229,716	216,032	271,641
Automotive	224,203	205,986	197,262
Commercial	320,049	238,390	286,491
Construction revenue	351,193	339,025	408,086
Other	68,577	107,138	36,956

	5,537,857	5,657,246	6,597,017
Moove
Finished goods	1,876,935	1,642,899	1,514,005
Basic oil	220,515	219,092	222,009
Other	32,072	21,683	15,714

	2,129,522	1,883,674	1,751,728
Logistics
North operations	4,439,766	3,651,455	2,925,113
South operations	1,283,085	1,097,700	888,502
Container operations	223,498	265,400	224,308

	5,946,349	5,014,555	4,037,923
Reconciliation
Cosan Corporate	3,441	873	436
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(85,976,532)	(81,314,993)	(72,525,383)

Total	13,582,463	12,518,139	12,355,536

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

6    Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash and bank deposits	53,525	376,029
Savings account	2,115,562	409,333
Financial investments	2,386,090	3,714,226

	4,555,177	4,499,588

Financial investments are composed as follows:

	December 31, 2017	December 31, 2016

Investment fund
Repurchase agreements	1,474,509	2,840,760
Bank certificate of deposits—CDB	377,605	363,147

	1,852,114	3,203,907

Bank investments
Repurchase agreements	160,124	26,719
Bank certificate of deposits—CDB	367,988	468,384
Other	5,864	15,216

	533,976	510,319

	2,386,090	3,714,226

7    Marketable securities and Restricted cash

Marketable securities
	December 31, 2017	December 31, 2016

Government security (i)	3,640,726	1,004,388
Bank certificate of deposits—CDB (ii)	212,617	287,192

	3,853,343	1,291,580

Restricted cash
	December 31, 2017	December 31, 2016
Investments linked to loans	93,251	63,474
Securities pledged as collateral	132,383	137,525

	225,634	200,999

(i)	Sovereign debt securities have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificates of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

8    Trade receivables

	December 31, 2017	December 31, 2016
Domestic – Brazilian Reais	1,388,837	1,248,270
Export – Foreign currency	54,635	27,446
Allowance for doubtful accounts	(121,052)	(90,286)

	1,322,420	1,185,430
Current	1,277,766	1,130,624

Non-current	44,654	54,806

The ageing of trade receivables is as follows:

	December 31, 2017	December 31, 2016
Not overdue	1,033,076	1,068,230
Overdue:
From 1 to 30 days	160,654	81,012
From 31 to 60 days	26,881	18,323
From 61 to 90 days	64,947	7,411
More than 90 days	157,914	100,740
(-) Allowance for doubtful accounts	(121,052)	(90,286)

	1,322,420	1,185,430

Changes in the allowance for doubtful accounts are as follows:

January 1, 2016	(63,431)

Provision	(34,511)
Reversal	7,656

December 31, 2016	(90,286)
Provision	(38,809)
Reversal	8,043

December 31, 2017	(121,052)

9    Other current tax receivables

	December 31, 2017	December 31, 2016
ICMS—State VAT	477,160	422,627
ICMS CIAP—State VAT (i)	214,745	185,707
Credit installment	38,926	36,708
PIS—Revenue tax	73,214	48,220
COFINS—Revenue tax	278,512	209,700
Other	23,673	15,743

	1,106,230	918,705
Current	327,410	178,856

Non-Current	778,820	739,849

(i)	ICMS – Tax credit arising from acquisition of fixed assets.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10	Other financial assets

Sale of credit rights

The Company recorded credit rights in the amount of R$ 426,438 as other assets and the respective legal fees in the amount of R$ 51,173 as other liabilities. In 2017, the requirements of the accounting policy were achieved and for that reason the credit right in the net amount of taxes of R$ 306,151 was recognized in the line of “other income”, with impact on cash flow statements.

In addition, the Company has additional claims to those mentioned above, which, because they are considered probable, were not recorded as representing contingent assets.

On December 21, 2017, there was a sale of credit rights related to the assets recorded in the balance sheet and also the contingent assets in the amount of R$ 1,340,000 (“purchase price”), arising from certain lawsuits, aiming at condemning the Union as a result of the fixing of sugar and alcohol prices below their cost of production. In addition to the acquisition price, the Company will be entitled to additional payments related to these receivables, provided that the result is positive. The additional payment will be calculated by applying 95% on the difference between the net value received from the Union credit rights by the transferee minus the return of the assignees and recognized in the results only upon receipt.

As a result of the sale of receivables, we had the following impacts:

(a)	Financial discount recognized as financial expense in the amount of R$ 251,648 arising from the difference between the assignment of these rights for the amount of R$ 460,974 and the amount of assets previously recognized of R$ 712,622;

(b)	Gain on the sale of credit rights net of tax and obligations in the amount of R$ 733,815 recorded as other revenues and. with impact on cash flow statements.

11	Inventories

	December 31, 2017	December 31, 2016
Finished goods	298,860	223,608
Raw material for construction process	53,213	73,527
Fuels and lubricants	4,207	7,397
Spare parts and accessories	244,256	244,453
Warehouse and others	62,525	81,767

	663,061	630,752

The balances are presented net of the provision of obsolete inventories in the amount of R$ 25,035 as of December 31, 2017 (R$ 24,745 as of December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Related parties

a)	Receivables from and payables to related parties:

	December 31, 2017	December 31, 2016
Current Asset
Commercial operation
Raízen Energia S.A.(i)	22,283	37,249
Aguassanta Participações S.A.	17	6,342
Radar Propriedades Agrícolas S.A.	—	517
Raízen Combustíveis S.A.(i)	6,094	4,206
Other	1,665	531

	30,059	48,845
Corporate operation / Agreements
Raízen Energia S.A.(i)	—	9,672

	30,059	58,517

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	30,423	28,705
Raízen Energia S.A.(i)	87,969	114,473
Raízen Combustíveis S.A.(i)	18,086

	136,478	143,178
Financial and corporation operations
Rezende Barbosa(ii)	31,444	38,944
Other	1,833	1,618

	33,277	40,562

	169,755	183,740

Current liabilities
Corporate operations
Raízen Energia S.A.(i)	198,198	160,030
Raízen Combustíveis S.A.(i)	128,189	75,624
Other	1,876	1,427

	328,263	237,081

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	December 31, 2017	December 31, 2016	December 31, 2015
Sales of goods and services
Raízen Combustíveis S.A	154,104	135,581	98,235
Raízen Energia S.A.	411,443	416,507	353,265
Others	8,381	—	—

	573,928	552,088	451,500
Purchase of goods / Inputs
Raízen Energia S.A.	(1,347)	(1,703)	(2,431)
Raízen Combustíveis S.A.	(1,006,515)	(817,198)	(445,123)

	(1,007,862)	(818,901)	(447,554)
Discontinued operation
Raízen Energia S.A.	—	57,007	58,508

	—	57,007	58,508
Shared expense
Raízen Energia S.A.(i)	(70,914)	(72,597)	(41,483)

	(70,914)	(72,597)	(41,483)
Financial result
Usina Santa Luiza	(378)	(180)	—
Raízen Energia S.A.	7,727	2,441	2,440
Other(iii)	3	(8)	(190)

	7,352	2,253	2,250

For	the years stated, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.
(i)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A..

(ii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

	December 31, 2017	December 31, 2016	December 31, 2015
Short-term benefits to officers and directors	76,976	146,469	79,620
Post-employment benefits	934	918	339
Other long-term benefits	664	533	—
Benefits from termination of employment contract	635	2,367	—
Share-based payment transactions	63,658	11,621	12,661

	142,867	161,908	92,620

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	65,957,282	33,638,214	51.00%	5.00%
Novvi Limited Liability Company	620,002	200,000	32.26%	32.26%
Janus Brasil Participações S.A.	1,907,000	934,430	51.00%	5.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	3.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Usina Santa Luiza S.A.	28,553,200	9,516,782	33.33%	33.33%
	January 1, 2017	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Capital increase	Other	December 31, 2017
Investments in associates
Tellus Brasil Participações S.A.	97,002	4,972	—	(3,251)	—	—	98,723
Novvi Limited Liability Company	18,838	(7,665)	583	—	—	—	11,756
Janus Brasil Participações S.A.	33,998	3,014	3,181	(1,840)	13,073	—	51,426
Radar Propriedades Agrícolas S.A.	55,148	3,128	232	(976)	—	—	57,532
Radar II Propriedades Agrícolas S.A.	30,537	1,704	46	(1,161)	—	—	31,126
Usina Santa Luiza S.A.	—	8,979	—	—	1,433	(6,023)	4,389
Other	51,424	3,030	—	(9,002)	—	938	46,390

Total	286,947	17,162	4,042	(16,230)	14,506	(5,085)	301,342

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016	Interest in earnings (losses) of associates	Reclassification from non-current assets held for sale	Other comprehensive income	Dividends	Capital increase	Other	December 31, 2016
Investments in associates
Tellus Brasil Participações S.A.	99,638	5	—	—	(2,641)	—	—	97,002
Novvi Limited Liability Company	6,783	(8,917)	—	—	—	20,972	—	18,838
Janus Brasil Participações S.A.	23,713	3,938	—	(90)	(1,393)	7,830	—	33,998
Radar Propriedades Agrícolas S.A.	—	(1,013)	56,161	—	—	—	—	55,148
Radar II Propriedades Agrícolas S.A.	—	90	29,907	—	—	—	540	30,537
Other	54,242	1,457	—	—	(5,933)	—	1,658	51,424

Total	184,376	(4,440)	86,068	(90)	(9,967)	28,802	2,198	286,947

Financial information of associates:

	December 31, 2017
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Tellus Brasil Participações S.A.	2,029,201	(99,135)	(1,930,066)	97,044
Janus Brasil Participações S.A.	1,753,327	(162,531)	(1,590,796)	116,357
Radar Propriedades Agrícolas S.A.	2,362,536	(63,915)	(2,298,621)	125,441
Radar II Propriedades Agrícolas S.A.	1,026,024	(53)	(1,025,971)	56,197
Novvi Limited Liability Company	42,739	(7,095)	(35,644)	(24,415)

	December 31, 2016
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Tellus Brasil Participações S.A.	1,351,229	(137,817)	(1,213,412)	25,240
Janus Brasil Participações S.A.	1,981,815	(86,357)	(1,895,458)	61,475
Radar Propriedades Agrícolas S.A.	2,272,186	(76,967)	(2,195,219)	6,277
Radar II Propriedades Agrícolas S.A.	1,025,099	(7,197)	(1,017,902)	33,151
Novvi Limited Liability Company	31,667	(5,362)	(26,305)	(7,538)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A.	407,904,353	169,782,728	41.62%
Cosan Logística S.A.	463,224,241	127,088,597	27.44%
Companhia de Gás de São Paulo—Comgás	130,038,279	26,171,755	20.13%
Rumo S.A.	1,559,015,898	1,088,431,798	69.82%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49.00%

	January 1, 2017	Interest in earnings (losses) of associates	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Other	December 31, 2017
Cosan S.A.	3,343,719	499,455	148,465	66,612	(274,177)	—	10,976	3,795,050
Cosan Logística S.A.	424,784	(21,840)	(6,026)	124	—	209,786	456	607,284
Companhia de Gás de São Paulo—Comgás	1,826,733	195,206	(753,019)	(3,130)	(428,603)	—	13,408	850,595
Rumo S.A.	4,105,962	(182,997)	(33,281)	999	(5,049)	1,843,176	3,953	5,732,763
Logispot Armazéns Agrícolas S.A.	36,088	(1,500)	—	—	—	—	—	34,588
Other	—	6,952	—	—	(19,395)	—	12,819	376

Total	9,737,286	495,276	(643,861)	64,605	(727,224)	2,052,962	41,612	11,020,656

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016	Interest in earnings (losses) of associates	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Incorporation	Other	December 31, 2016
Cosan S.A.	3,274,913	415,177	—	33,618	(330,431)	—	—	(49,558)	3,343,719
Cosan Logística S.A.	409,051	(61,325)	—	428	—	139,556	—	(62,926)	424,784
Companhia de Gás de São Paulo—Comgás	2,109,567	313,207	—	(20,913)	(563,371)	—	—	(11,757)	1,826,733
Rumo Logística Operadora Multimodal S.A.	2,866,244	(525,888)	—	4,816	—	1,846,052	(4,105,962)	(85,262)	—
Rumo S.A.	—	—	—	—	—	—	4,105,962	—	4,105,962
Logispot Armazéns Agrícolas S.A.	36,835	(747)	—	—	—	—	—	—	36,088
Radar Propriedades Agrícolas S.A.	1,728,749	37,828	(1,766,959)	382	—	—	—	—	—
Radar II Propriedades Agrícolas S.A.	349,022	10,547	(359,607)	38	—	—	—	—	—
Elimination of participation Radar II in Radar	(498,850)	(7,580)	506,430	—	—	—	—	—	—

Total	10,275,531	181,219	(1,620,136)	18,369	(893,802)	1,985,608	—	(209,503)	9,737,286

Summarized balance sheet:

	Cosan S.A.		Cosan Logística S.A.		Companhia de Gás de São Paulo – Comgás		Rumo S.A
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Current
Assets	2,439,746	1,886,852	7,112	7,278	3,292,492	3,003,846	581,296	324,390
Liabilities	(1,074,408)	(472,635)	(3,625)	(2,176)	(3,126,675)	(1,980,304)	(585,226)	(1,086,631)

Net current assets (liabilities)	1,365,338	1,414,217	3,487	5,102	165,817	1,023,542	(3,930)	(762,241)
Non-current
Assets	14,154,927	14,158,798	2,207,520	1,535,123	9,104,142	9,311,327	10,239,474	9,421,556
Liabilities	(6,073,595)	(6,607,409)	—	—	(4,730,870)	(5,141,649)	(2,484,084)	(3,254,620)

Net non-current assets	8,081,332	7,551,389	2,207,520	1,535,123	4,373,272	4,169,678	7,755,390	6,166,936
Equity	9,446,670	8,965,606	2,211,007	1,540,225	4,539,089	5,193,220	7,751,460	5,404,695

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Profit (loss) before taxes	1,606,191	754,717	280,848	(78,218)	(206,412)	(25,841)
Income tax (expenses) benefit	(290,867)	357,425	260,320	(1,297)	(282)	(4,189)
Profit (loss) from discontinued operation	—	(76,057)	38,915	—	—	—

Profit (loss) for the year	1,315,324	1,036,085	580,083	(79,515)	(206,694)	(30,030)
Other comprehensive income	179,645	(111,232)	(359,989)	394	1,276	3,404

Total comprehensive income (loss)	1,494,969	924,853	220,094	(79,121)	(205,418)	(26,626)

Comprehensive income attributable to non-controlling interests	622,254	348,764	80,328	(21,707)	(56,515)	(9,780)
Dividends paid	(376,679)	(866,834)	(272,330)	—	—	—

	Companhia de Gás de São Paulo – Comgás			Rumo S.A
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Net sales	5,537,857	5,657,246	6,597,017	734,840	40,759	903,930
Profit (loss) before taxes	795,629	1,312,517	866,742	(293,290)	(1,137,856)	(182,164)
Income tax (expenses) benefit	(235,972)	(411,418)	(248,354)	32,483	74,626	23,757

Profit (loss) for the year	559,657	901,099	618,388	(260,807)	(1,063,230)	(158,407)
Other comprehensive income	(15,585)	(56,012)	2,277	1,383	4,746	12,966

Total comprehensive income (loss)	544,072	845,087	620,665	(259,424)	(1,058,484)	(145,441)

Comprehensive income attributable to non-controlling interests	109,501	315,555	240,011	(185,566)	(758,192)	(107,248)
Dividends paid	1,121,407	(1,369,456)	(129,253)	—	—	(300,000)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Net cash generated by (used in) operating activities	98,643	(415,565)	(490,411)	(3,481)	(3,992)	9,668

Net cash generated by (used in) investing activities	1,126,170	2,032,424	748,456	(748,482)	(757,768)	199,897

Net cash provided by (used in) financing activities	(2,147,738)	(1,280,978)	97,000	753,853	587,915	(36,718)

Increase (decrease) in cash and cash equivalents	(922,925)	335,881	355,045	1,890	(173,845)	172,847

Cash and cash equivalents at the beginning of year	1,066,930	731,049	376,004	15	173,860	1,013
Cash and cash equivalents at the end of year	144,005	1,066,930	731,049	1,905	15	173,860

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Companhia de Gás de São Paulo – Comgás			Rumo S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Cash generated from operations	1,701,783	2,158,498	2,224,752	(529,337)	558,205	(88,190)
Income taxes paid	(64,680)	(70,774)	(86,693)	—	—	—

Net cash generated by operating activities	1,637,103	2,087,724	2,138,059	(529,337)	558,205	(88,190)

Net cash (used in) generated by investing activities	(634,776)	(637,013)	(521,313)	(1,434,807)	(761,601)	(336,019)

Net cash provided by (used in) financing activities	(1,383,142)	(1,310,018)	(622,810)	1,962,035	202,912	398,093

Increase (decrease) in cash and cash equivalents	(380,815)	140,693	993,936	(2,109)	(484)	(26,116)

Cash and cash equivalents at the beginning of year	2,108,336	1,967,643	973,707	3,039	3,523	29,639
Cash and cash equivalents at the end of year	1,727,521	2,108,336	1,967,643	930	3,039	3,523

(i)	Information presented for subsidiaries with significant non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies. They are:

(i)	Raízen Combustíveis which owns a network of, more than 6,027 fuel service stations throughout Brazil, 67 distribution terminals and 64 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sells sugar, and ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4.2 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane—the main raw material used in the production of sugar and ethanol.

Cosan has joint control over Raízen Combustíveis and Raízen Energia by virtue of its 50% share in the equity of both companies and the requirement for unanimous consent by all shareholders over decisions related to the significant activities. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used for all periods presented in these consolidated financial statements.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total

Shares issued by the joint venture	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50%	50%

January 1, 2016	3,204,834	5,032,356	8,237,190
Interest in earnings of joint ventures	737,599	832,533	1,570,132
Other comprehensive income	22,949	35,467	58,416
Interest on capital	(58,500)	(100,000)	(158,500)
Dividends	(716,060)	(484,783)	(1,200,843)

December 31, 2016	3,190,822	5,315,573	8,506,395

Interest in earnings of joint ventures	694,015	291,075	985,090
Other comprehensive income	(5,349)	209,412	204,063
Interest on capital	(42,000)	—	(42,000)
Dividends	(651,500)	(554,249)	(1,205,749)

December 31, 2017	3,185,988	5,261,811	8,447,799

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of U.S.$ 350,000 thousand, which was unused at December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (ii)	Permanent railways (i)	Construction in progress	Other	Total
Cost
At January 1, 2016	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Additions	—	1,933	23,965	46,010	1,864,015	39,375	1,975,298
Disposals	(3,322)	(1,242)	(823)	(7,409)	(3,698)	(24,970)	(41,464)
Transfers	190,537	58,491	1,012,290	867,658	(1,975,108)	(154,123)	(255)
Business combinations	(3,137)	(5,952)	—	—	—	17	(9,072)
Discontinued operation	(598)	(143)	—	—	(663)	(1,028)	(2,432)

At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	38	5,911	14,835	3,729	2,171,507	1,296	2,197,316
Disposals	(2,239)	(106,088)	(125,206)	(3,695)	25,350	(10,066)	(221,944)
Transfers	28,859	255,398	935,497	661,226	(1,919,335)	5,249	(33,106)
Business combinations	—	2,867	—	—	—	17,736	20,603

At December 31, 2017	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882

Depreciation
At January 1, 2016	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
Additions	(44,246)	(65,671)	(498,764)	(328,856)	—	(80,483)	(1,018,020)
Disposals	431	127	440	3,048	—	19,391	23,437
Transfers	(94,165)	(3,373)	4,713	(7,112)	—	92,291	(7,646)
Discontinued operation	143	97	—	—	—	475	715

At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(41,343)	(135,580)	(643,683)	(395,677)	—	(16,700)	(1,232,983)
Disposals	234	93,592	99,753	749	—	5,066	199,394
Transfers	(497)	(14,413)	40,576	(12,621)	—	12,802	25,847

At December 31, 2017	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

At December 31, 2017	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

(i)	Leasehold improvements and finance leases included.
(ii)	On December 31, 2017, wagons and locomotives in the amount of R$ 743,203 (R$ 201,678 on December 31, 2016) were placed on bail to guarantee bank loans (Note 17).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 1, 2016	713,291	16,664,047	399,350	252,474	940,470	402,378	19,372,010
Additions	—	382,788	26,552	—	65,735	22,141	497,216
Disposals	—	(189,849)	—	—	(65,694)	(62,548)	(318,091)
Transfers	—	(1,697)	9,722	—	343	17,094	25,462
Business combination	1,968	57,217	—	—	5,970	—	65,155
Discontinued operation	—	—	—	—	—	(2,396)	(2,396)

At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	361,946	—	—	65,813	47,433	475,192
Disposals	—	(182,339)	—	—	(11,554)	(4,221)	(198,114)
Transfers	—	341,154	—	—	(11,696)	(2,232)	327,226
Business combination (i)	136,626	—	—	—	—	9,299	145,925

At December 31, 2017	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585

Amortization
At January 1, 2016	—	(1,011,806)	(159,004)	(159,789)	(575,411)	(156,311)	(2,062,321)
Additions	—	(483,580)	(11,743)	(22,827)	(151,893)	(60,340)	(730,383)
Disposals	—	175,435	—	—	58,609	62,525	296,569
Transfers	—	(29)	(30,129)	—	—	(4,238)	(34,396)
Discontinued operation	—	—	—	—	—	614	614

At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(490,025)	(11,740)	(22,827)	(127,584)	(52,266)	(704,442)
Disposals	—	143,331	—	—	8,132	4,218	155,681
Transfers	—	(337,983)	—	—	721	(35)	(337,297)

At December 31, 2017	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

At December 31, 2017	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

(i)	On October 13, 2017, Cosan, through its subsidiary Comma, acquired 100% of the common shares of Stanbridge for the price of R$ 204,767, generating an addition to the segment’s goodwill of Lubricants of R$ 136,626. The consideration transferred, net of cash received, totaled R$ 176,540.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2017, amounted to R$ 9,799 (R$ 14,625 for the year ended December 31, 2016). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 8.43% p.a. for the year ended December 31, 2017 (11.48% p.a. for the year ended December 31, 2016).

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2017	December 31, 2016
Gas distribution concession—Comgás(i)	Concession term	8,197,514	8,240,521
Concession rights—Rumo(ii)	Concession term	7,231,096	7,352,005

		15,428,610	15,592,526
Operating license for port terminal(iii)	4.00	223,008	234,748
Trademarks
Mobil	10.00	22,827	45,654
Comma	—	24,204	24,204

		47,031	69,858
Relationship with customers:
Comgás	20.00	174,458	233,971
Lubricants	6.00	27,503	44,158

		201,961	278,129
Other
Software license	20.00	167,520	146,210
Other		53,595	72,709

		221,115	218,919

Total		16,121,725	16,394,180

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

a)	Cosan Logistics

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of impairment analysis, concession contracts were defined as cash-generating units. The base date for evaluation and annual testing is September 30.

During the year ended December 31, 2017, we did not identify impairment indicators, so that no impairment test was required for fixed assets and intangible assets with a defined useful life.

The balance of goodwill recorded by the Company is associated with the port lifting operation and terminals, so this cash-generating unit needs to be tested annually.

The recoverable amount of this cash-generating unit was determined by the net sales value of the unit, using the EBITDA multiples technique.

The main assumptions used were (i) EBITDA generated by the cash-generating unit in 2017, and (ii) the average of the multiples practiced by market agents for companies in the Company’s industry.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The calculation resulted in a recoverable amount of R$ 1,709,000, compared to a book value of R$ 811,618, which includes property, plant and equipment and intangible assets.

In the year ended December 31, 2017, no assets and goodwill had their consolidated value reduced by impairment. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in place at the time this recovery is tested and, therefore, it is not possible to determine whether new losses by recovery will occur in the future and, if they occur, whether these would be material.

b)	Cosan S.A

The Company annually tests recoverable amounts of goodwill (intangible assets with indefinite useful lives) arising from business combinations operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, which is not the case for the year.

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	Consolidated
	December 31, 2017	December 31, 2016
Moove cash generating unit	751,391	614,765
Cosan cash-generating unit other business	43	43

Total goodwill	751,434	614,808

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows as it reflects the estimated time of use of the asset and business groups.

The main assumptions used mainly consider the expectation of growth of the operations based on the Gross Domestic Product segmented, as well as taking into account the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

All of these future cash flows were discounted at a rate of 10.4% (weighted-average cost of capital) and a growth rate of the final value of 4% from 2027 reflecting specific risks related to the relevant assets in its cash generating unit.

An increase of 6.3 percentage points in the discount rate should change so that the estimated recoverable amount is equal to the book value. The dollar has an impact on projections and, therefore, a fluctuation of in exchange rate would have an effect on the estimate.

As of December 31, 2017 no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

17	Loans, borrowings and debentures

	Interest
Description (i)	Index at December 31, 2017	Annual interest	December 31, 2017	December 31, 2016	Maturity
Loan and borrowings
BNDES	URTJLP	8.83%	2,270,055	2,663,073	Jun-29
	Fixed	5.26%	1,281,416	1,233,476	Feb-25
	TJ462	9.89%	485,807	651,371	Oct-20
	Selic	8.82%	221,222	271,745	Oct-20
	Selic	9.00%	66,794	41,650	Jun-23
	TJLP	9.08%	120,573	137,130	Jun-23
	Selic	13.65%	4,075	5,277	Sep-20
	Fixed	3.89%	2,695	3,930	Jan-24
	IPCA	10.74%	2,840	3,453	Nov-21
	URTJLP	8.79%	—	17	Jan-17
EIB	US$	3.88%	127,190	170,848	Jun-20
	US$	2.94%	70,611	89,899	Sep-20
	US$ + LIBOR6M	1.90%	138,778	172,263	May-21
	US$ + LIBOR6M	1.98%	149,386	179,951	Sep-21
Foreign loans	GBP + Libor	3.77%	312,642	218,232	Dec-22
	GBP + Libor	1.98%	157,432	—	Jul-19
NCE	112% of CDI	7.75%	59,858	120,069	Dec-18
	CDI + 3.47%	11.89%	—	80,486	Nov-17
	CDI + 3.50%	10.63%	294,968	294,516	Dec-18
	125% of CDI	8.69%	644,766	552,576	Dec-23
Perpetual Notes	US$	8.25%	1,674,847	1,650,089	—
Resolution 4131	US$	2.66%	68,305	133,957	Nov-19
	US$ + Libor	4.79%	50,868	32,798	Oct-20
	US$	2.40%	415,762	407,306	Mar-18
Senior Notes Due 2018	Fixed	9.50%	168,052	168,163	Mar-18
Senior Notes Due 2023	US$	5.00%	339,665	322,062	Mar-23
Senior Notes Due 2027	US$	7.00%	2,530,443	2,304,384	Jan-27
Senior Notes Due 2024	US$	7.38%	2,570,622	—	Feb-24
Senior Notes Due 2024	Fixed	5.95%	1,664,850	—	Sep-24
FINEP	Fixed	5.00%	93,058	109,233	Nov-22
Trade banks	CDI + 4.91% p.a.	12.14%	98,117	163,815	Jun-19
	Fixed US$	5.45%	95,040	86,140	Dec-21
Working capital	CDI + 2.80% p.a.	9.88%	391,693	390,024	Dec-18
	CDI + 2.95% p.a.	10.04%	286,463	287,168	Dec-18
	CDI + 0.31% p.m.	10.93%	1,117	9,988	Jan-18
	CDI + 0.33% p.m.	11.20%	3,345	—	Mar-18
	120% of CDI	8.32%	21,221	—	May-18
	120% of CDI	8.39%	10,440	—	Jul-18
	120% of CDI	8.38%	20,879	—	Jul-18
Bank overdrafts	125.5% of CDI	8.72%	94	22,605	Mar-18
Prepayment	US$+Libor	3.86%	10,039	55,641	Apr-18
FINIMP	US$+Libor	3.52%	—	40,798	Jun-17

			16,926,028	13,074,133

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description(i)	Index at December 31, 2017	Annual interest	December 31, 2017	December 31, 2016	Maturity
Debentures
Non-convertible debentures	CDI + 2.05% p.a.	9.08%	152,573	154,284	Apr-18
	CDI + 1.30% p.a.	11.57%	—	300,183	Sep-17
	CDI + 3.50% p.a.	10.63%	1,359,125	2,347,271	Jun-23
	IPCA + 5.10%	8.04%	363,894	346,276	Sep-18
	IPCA + 5.57%	8.52%	197,923	183,189	Sep-20
	IPCA + 7.14%	10.09%	293,312	284,660	Dec-20
	IPCA + 7.48%	10.43%	263,701	255,929	Dec-22
	IPCA + 7.36%	10.30%	86,927	84,364	Dec-25
	IPCA + 5.87%	8.81%	726,827	660,029	Dec-23
	IPCA + 4.33%	7.27%	396,328	—	Oct-24
	108 % of CDI	7.46%	171,515	350,852	Jul-18
	Fixed	13.13%	163,750	163,862	Oct-20
	128 % of CDI	8.90%	499,576	—	Dec-25
	CDI + 0.90%	7.85%	87,467	133,465	Sep-19

			4,762,918	5,264,364
Total			21,688,946	18,338,497

Current			3,903,392	2.404.009

Non-current			17,785,554	15.934.488

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

Some financing agreements with the BNDES, destined to investments, are also guaranteed, according to each contract, by bank guarantee, with an average cost of 3 % p.a. or by real guarantees (assets) and escrow account. On December 31, 2017, the balance of bank guarantees contracted was R$ 1,183,208 (R$ 3,197,176 as of December 31, 2016).

The Company used for calculating the average rates, on an annual basis, the annual average CDI of 6.89% and TJLP of 7.0%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2017	December 31, 2016
13 to 24 months	2,087,933	2,910,978
25 to 36 months	2,188,717	2,438,100
37 to 48 months	1,334,529	2,282,419
49 to 60 months	1,051,146	1,372,229
61 to 72 months	1,762,197	1,097,584
73 to 84 months	4,914,452	1,629,307
85 to 96 months	429,244	199,967
Thereafter	4,017,336	4,003,904

	17,785,554	15,934,488

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2017	December 31, 2016
Reais (R$)	11,312,466	12,474,129
Dollar (US$) (i)	9,906,406	5,646,136
Pound (GBP)	470,074	218,232

	21,688,946	18,338,497

(i)	At December 31, 2017, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 32).

Below are the movements that occurred for the year ended December 31, 2017.

At January 01, 2016	18,829,203

Raised	7,527,792
Payment	(8,652,290)
Interest, exchange rate and fair value	609,221
Other	24,571
At December 31, 2016	18,338,497

Raised	6,248,712
Payment	(5,441,667)
Interest, exchange rate and fair value	2,543,404

At December 31, 2017	21,688,946

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. For these loans, the guarantees offered are:

•	Project V—direct operation with BNDES: bank guarantee from Banco Itaú BBA for 100% of the financing.

•	Project VI—direct operation with the BNDES: bank guarantee from the banks Bradesco (67.83%), Itaú (14.56%) and Safra (17.61%).

•	Project VII—direct operation with BNDES: bank guarantee from Santander (39.69%) and Safra (26.98%) banks and Sumitomo (33.33%).

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

FINEP

In November 2012, a financing agreement was signed with FINEP—Financing of Studies and Projects in the amount of R$ 254,890, maturing through November 2020. These loans are guaranteed by bank guarantees. The resources should be and will be used in the development plan, production and commercialization of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

In July 2017, Cosan Biomassa added a loan agreement with FINEP in which it extended the grace period for payment of the principal in the updated amount of R $ 93,591 for a term of 30 months as of August 15, 2017 to February 15, 2020.

Working Capital

On January 12, 2017 and March 17,2017, Cosan Biomassa obtained two loans with Caixa Econômica Federal in the amount of R$ 10,000 each one with interest of CDI + 0.33% per month and with a maturity of one year.

On May 25, 2017 and July 17, 2017, Cosan Biomassa obtained two loans with Santander, one in the amount of R$ 20,000 and the other in the amount of R$ 10,000, respectively, with interest post fixed of 120.00% of CDI and a maturity of one year.

On July 17, 2017, Cosan Biomassa obtained a loan from Banco ABC in the amount of R$ 20,000 with a fixed interest rate of 120.75% of the CDI and a one-year term.

Prepayment

In April, 2017, Cosan Biomassa, added a prepayment agreement with the Citibank for extend the maturity by one year. The agreement amount is U.S.$ 3,000 thousand.

Foreign currency loans

On December 21, 2017, Cosan Lubes Investments, a wholly-owned subsidiary of the Company, entered into a loan agreement with Citibank, which extended the maturity date and, in addition, took GBP 25,000 thousand. The current contract is GBP 70,000 thousand.

On August 4, 2017 and October 30, 2017, Comma Oil, a wholly-owned subsidiary of Cosan Lubes Investments, took out loans in the total of GBP 20,000 thousands and GBP 15,000 thousands respectively from Bank of America Merrill Lynch, maturities on July 26, 2019 and October 30, 2019 at interest on Libor + 1.50% per annum.

FRN—Floating-Rate Note

Refers to loans with variable interest rates related to a reference point, such as the rate of US Treasury Bonds, LIBOR, Fed Funds or the basic interest rate. They are issued primarily by financial institutions and governments and usually have from two to five years to maturity.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Export credit note—NCE

Export credit notes were settled upon receipt of evidence that the relevant goods were actually delivered.

The export credit notes in aggregate an amount of U.S.$ 126,669 thousand, which included exchange variation of the U.S. Dollar and were subjected to an annual fixed interest of rate 3.40%. The maturity date was in July 2016.

On December 27, 2017, our subsidiary Rumo Malha Norte issued an export credit note in the amount of R$ 650,000, maturing on December 26, 2023.

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued U.S.$ 500,000 thousand of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted.

Senior Notes Due 2018

On March 19, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of U.S.$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year.

Senior Notes Due 2024

On September 20, 2017, the Company issued in the international capital markets, Senior Notes Due 2024 (“2024 Notes”) in the total amount of U.S.$ 500,000 thousand maturing on September 2024 with a coupon of 5.95% p.a., paid semiannually.

On February 9, 2017, the indirect subsidiary, “Rumo S.A”, issued in the international capital market, Senior Notes Due 2024 (“2024 Notes”) in the total amount of U.S.$ 750,000 thousand maturing on February 2024 with coupon of 7.38% p.a., paid semiannually. This debt is protected by exchange and interest rate swaps.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due 2027

On June 20, 2016, it issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of U.S.$ 500,000 thousand, which bears interest at 7% p.a.. The funds were used for partial repayment of Senior Notes due 2018 and Senior Note due 2023

On July 18, 2016, Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$ 150,000 thousand principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”),

Debentures

On June 30, 2016, the indirect subsidiary Rumo Malha Norte made a ninth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 2,433,269, maturing in June 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo S.A..

On December 5, 2017, the indirect subsidiary Rumo Malha Norte made a tenth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 500,000, maturing on December 5, 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo S.A..

i.	Third Issue

Interest on the first series will be paid semi-annually in the months of March and September until the end of the operation. Interest on the second and third series will be paid annually in the month of September until the end of the transaction.

The principal and monetary restatement of the first series will be amortized over the following years: fourth year (33.33%), fifth year (33.33%) and sixth year (33.34%). The value of the principal and monetary restatement of the second series will be fully amortized at the end of the operation that will occur on September 15, 2018.

The value of the principal and monetary restatement of the third series will be amortized in two annual installments in the sixth (50%) and seventh (50%) years, therefore the first payment will be due on September 15, 2019 and the last payment will be due on September 15, 2020.

On December 31, 2017, the percentages for the fair value traded on the secondary market for the first series were 100.69% of the unit price (UP) of the curve, 101.01% for the second series and 101. 96% for the third series.

ii.	Fourth Issue

Interest on the first, second and third series will be paid annually in December until the end of the operation.

The principal and monetary restatement of the first series will be fully amortized at the end of the operation that will occur on December 15, 2020.

The value of the principal and monetary restatement of the second series will be amortized in two annual installments in the sixth (50%) and seventh (50%) years, therefore the first payment will be due on December 15, 2021 and the last payment will be due on December 15, 2022.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The value of the principal and monetary restatement of the third series will be amortized over the following years: eighth year (33.33%), ninth year (33.335%) and tenth year (33.335%).

As of December 31, 2017, the percentages for fair value traded on the secondary market for the first series were 101.95% of the unit price (UP) of the curve, 109.28% for the second series and 112.47% for the third series.

iii.	Fifth Issue

The interest on the single series will be paid annually in December until the end of the operation.

The value of the principal and monetary restatement of the single series will be fully amortized at the end of the operation that will occur on December 15, 2023.

At December 31, 2017, the percentage of fair value traded on the secondary market was 104.61% of the unit price (UP) of the curve.

iv.	Sixth Issue

Interest on the single series will be paid annually in the month of October until the end of the operation.

The value of the principal and monetary restatement of the single series will be fully amortized at the end of the operation that will occur on October 15, 2024.

Available credit line

As of December 31, 2017, the subsidiary Cosan Logística had available credit lines from BNDES, which were not used, in the total amount of R$ 94,220 (R$ 541,639 on December 31, 2016).

As of December 31, 2017, the subsidiary Cosan S.A. had available credit lines from three different Brazilian financial institutions, which were not used, in the total amount of R$ 501,000.

Financial Covenants

➢	“Cosan S.A” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

Below are the financial covenants of debts and debentures open:

Debt	Financial Covenant
Resolution 4131	Net debt / EBITDA not exceeding 3.75x
Short-term loans and total loans can not be greater than or equal to 0.55x
Senior Notes 2023	Net debt / EBITDA not higher than or equal to 3.5x
Senior Notes 2018
Senior Notes 2027
Senior Notes 2024
Debentures 3º issue	Onerous net debt / EBITDA not higher than or equal to 4x Short-term Loan and total loan may not be greater than or equal to 0.6x
Debentures 4º issue
Debentures 5º issue	Onerous net debt / EBITDA not higher than or equal to 4x
Debentures 6º issue

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

➢	“Cosan Logística” and its subsidiaries

Cosan Logística and its subsidiaries are subject to certain restrictive contractual clauses involving financial and non-financial indicators. The most restrictive financial indicators consist of: (i) net comprehensive debt (bank debt, debentures, commercial leases, real estate receivables and derivative instruments linked to credit operations, net of marketable securities, cash and cash equivalents ) / EBITDA (earnings before interest, taxes, depreciation and amortization); (ii) EBITDA / consolidated financial result (only interest on debentures, loans / financing, lease, real states credits certificates and derivative operations are considered). The calculation for the above covenants is annual at the date of the financial statements, using Cosan Logística’s consolidated results.

The agreed ratio, as of December 31, 2017, is up to 4.3x comprehensive net debt / EBITDA, and the minimum coverage ratio of 1.4 x EBITDA / financial result, a limit that was being serviced by the Company on December 31, 2017. The limit reduces annually until reaching 3.0x and 2.0x respectively by 2021.

As of December 31, 2017, the subsidiary Cosan Logística did not have loans with the BNDES, subject to covenants. These covenants have been replaced by bank guarantees.

As at December 31, 2017, the Company and its subsidiaries were in compliance with all debt financial covenants.

18	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2017				December 31, 2016
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease payments	347,939	654,484	248,437	1,250,860	1,837,441
Rolling stock	321,910	572,759	166,090	1,060,759	1,616,719
Terminal	23,400	78,737	82,347	184,484	207,950
Other	2,629	2,988	—	5,617	12,772
Interests	(86,595)	(172,782)	(47,345)	(306,722)	(439,898)
Rolling stock	(72,775)	(137,209)	(31,525)	(241,509)	(358,158)
Terminal	(13,386)	(35,322)	(15,820)	(64,528)	(79,611)
Other	(434)	(251)	—	(685)	(2,129)

Present value of minimum lease payments	261,344	481,702	201,092	944,138	1,397,543

Current				261,344	472,632

Non-current				682,794	924,911

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The lease agreements have varying expirations, the with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as IGPM and IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as financial lease.

Below are the movements that occurred for the year ended December 31, 2017.

	December 31, 2017	December 31, 2016
At the beginning of the year	1,397,543	1,741,701
Raised	—	186,248
Interest, exchange rate and fair value	178,139	213,313
Payment of principal	(348,114)	(413,267)
Payment of interest	(283,430)	(330,452)

At the end of the year	944,138	1,397,543

Operating leases

At December 31, 2017, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2017				December 31, 2016
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives	565	1,130	—	1,695	2,346
Rail cars	6,758	25,996	5,695	38,449	47,120
Other	3,035	8,010	5,013	16,058	3,705

Total	10,358	35,136	10,708	56,202	53,171

The leases are recognized as expenses (Note 30) on a straight-line basis over the life of the respective agreement.

19	Concessions payable

	December 31, 2017			December 31, 2016
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	36,136	29,414	65,550	73,707
Rumo Malha Paulista	28,726	19,413	48,139	52,979

	64,862	48,827	113,689	126,686
Court Discussion
Rumo Malha Paulista	1,415,664	119,806	1,535,470	1,345,722
Rumo Malha Oeste	1,208,891	75,284	1,284,175	1,135,398

	2,624,555	195,090	2,819,645	2,481,120

Total	2,689,417	243,917	2,933,334	2,607,806

Current			27,413	27,662

Non-current			2,905,921	2,580,144

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Court Discussion

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, Rumo Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21st Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

Rumo Malha Paulista required an injunction to suspend payment of installments due of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by Rumo with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease payment was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based on clauses 7 and 10 of the bidding documents.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

Rumo Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, with the amounts involved and certain related aspects still to be determined. In December 2015, the replacements of guarantee letters presented by Rumo were replaced with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and must still be offset against the company’s right to be reimbursed.

Judicial deposits at December 31, 2017 concerning the above claims totaled:

	December 31, 2017	December 31, 2016
Rumo Paulista	119,806	118,820
Rumo Oeste	20,690	19,464

	140,496	138,284

The judicial deposits are recorded in the “regulatory” group, as described in note 24.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

20	Commitments

(a)	Commitments for the acquisition of assets and regulatory targets

With the postponement of the 2015 Five-Year Tariff Review as a result of the publication of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule”, and the “provisional adjustment of marketing margins of São Paulo Gas Company – Comgás”, there is no set regulatory commitment as of December 31, 2017 and 2016.

Regulatory assets (liabilities)

	December 31, 2017	December 31, 2016
Cost of gas to be recovered/(transferred)	(174,090)	(394,552)
Credits of taxes to be recovered/(transferred)	(48,549)	(24,061)
Adjustment to present value of taxes	1,742	1,592
Other	—	3,010

	(220,897)	(414,011)

Opening balance	(414,011)	116,947
Closing balance	(220,897)	(414,011)

Expense not recognized in the statement of income before income tax and social contribution	193,114	(530,958)

Regulatory assets (liabilities)	243,722	(480,044)
Regulatory assets (liabilities) tax	(12,222)	(12,874)

	231,500	(492,918)
Adjustment	(26,270)	(32,163)
Adjustment to present value (AVP) with tax credits	151	1,400
Extemporaneous credits	(12,267)	(7,277)

	193,114	(530,958)

The tariffs for the supply of gas to the different customer segments are authorized by the concession authority. In accordance with the terms of the Concession Agreement, the differences between the cost component of gas included in the tariffs charged to the customers and the actual cost of gas incurred are determined on a monthly basis and charged or credited to a regulation account (regulatory account).

Periodically, charges or credits in the tariffs are determined by the regulator with the objective of amortizing the amounts accumulated in this account.

The balance of this account is considered as an asset or as a liability, pursuant to the regulator’s set of accounts and for income tax purposes. However, this account is not recognized under IFRS, because the respective balance is not considered as an asset or as a liability, as its realization or liquidation depends on further purchases by the Company’s consumers.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Commitments with supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 5.3 billion, which amount includes the minimum established in contract in both commodity and transportation.

(c)	Commitments to rental agreements

As of December 31, 2017, the subsidiary Comgás has nine real estate lease contracts for which expenses recognized during the year ended on that date totaled R$ 2,847 (December 31, 2016—R$ 5,201).

The terms of the lease are from one to six years, and most leases are renewable at the end of the lease period at the market rate.

The total future minimum lease payments under the operating leases are:

	December 31, 2017	December 31, 2016
Gross lease obligations—minimum lease payments
More than one year	3,035	2,798
More than one year and less than five years	8,010	907
More than five years	5,013	—

	16,058	3,705

21	Trade payables

	December 31, 2017	December 31, 2016
Natural gas suppliers	1,563,930	1,381,397
Materials and service suppliers	1,162,496	937,034
Fuels and lubricants suppliers	1,814	706
Judicial deposits(i)	(294,976)	(294,976)
Other	731	8,949

	2,433,995	2,033,110

Current	2,433,995	2.032.542

Non-current	—	568

(i)	There are ongoing proceeding between Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At December 31, 2017, the balance of the judicial discussion is R$ 1,154,603 (R$ 1,045,311 on December 31, 2016). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2016) and the guaranteed value through surety is of R$ 859,627 (R$ 750,335 on December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

22	Other taxes payable

	December 31, 2017	December 31, 2016
Tax amnesty and refinancing program—Refis	229,745	215,565
ICMS – State VAT	121,550	84,700
COFINS—Revenue tax	146,641	54,208
PIS—Revenue tax	31,563	11,337
INSS—Social security	7,697	7,033
ISS—Services tax	4,494	3,364
IOF—Financial tax	2,224	2,992
Other	36,601	35,746

	580,515	414,945

Current	418,878	261,169

Non-Current	161,637	153,776

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2017	December 31, 2016
13 to 24 months	19,748	20,728
25 to 36 months	16,038	17,344
37 to 48 months	11,204	11,714
49 to 60 months	11,021	11,393
61 to 72 months	11,021	11,220
73 to 84 months	10,580	11,220
85 to 96 months	8,377	10,767
Thereafter	73,648	59,390

	161,637	153,776

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	December 31, 2017	December 31, 2016	December 31, 2015
Profit before taxes	1,474,652	555,987	668,484
Income tax and social contribution at nominal rate (34%)	(501,382)	(189,036)	(227,285)
Adjustments to reconcile nominal and effective tax rate
Interest in earnings of investees (non-taxable income)	340,766	532,335	239,069
Differences in tax rates on earnings / losses of overseas companies	(89,070)	(150,233)	24,699
Granted income tax incentive	74,416	10,098	20,219
Share-based payment transactions	(4,022)	(3,950)	(4,305)
Interest on shareholders’ equity	(21,495)	(45,573)	(10,375)
Non-deductible expenses (donations, gifts, etc.)	(52,226)	(28,103)	(30,878)
Tax losses not recorded(i)	(177,824)	(185,089)	(95,752)
Compensation action	—	—	114,844
Goodwill amortization effect	1,853	1,853	—
Tax effects of discounts granted - PERT	(4,438)	—	—
Tax loss carryforwards from previous years recorded	(3,554)	—	—
Other	8,621	(4,004)	174

Income tax and social contribution benefit (expense) - current and deferred	(428,355)	(61,702)	30,410

Effective rate - %	(29.05)	(11.10)	4.55

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

b)	Deferred income tax assets and liabilities:

	December 31, 2017	December 31, 2016
Assets credit of:
Income tax loss carry forwards	2,112,707	1,900,366
Social contribution tax loss carry forwards	772,304	704,480
Temporary differences
Foreign exchange—Loans and borrowings	548,568	590,696
Legal proceedings provision	365,997	367,060
Tax deductible goodwill	56,276	225,104
Impairment provision	250,236	319,070
Provisions for employee benefits	153,434	138,655
Allowance for doubtful accounts	25,991	77,168
Regulatory asset (liability)	65,318	71,039
Impairment of tax credit	61,324	51,057
Share-based payment transactions	291	—
Profit sharing	41,506	28,732
Interest on preferred shareholders payable in subsidiaries	218,599	219,019
Useful life review	160,490	27,987
Other	413,422	385,046

Total	5,246,463	5,105,479

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(-) Deferred taxes assets not recognized	(1,961,325)	(1,781,670)
Liabilities credit of:
Temporary differences
Business combination—Property, plant and equipment	110,149	144,952
Tax deductible goodwill	(369,044)	(348,192)
Lease	(277,091)	(138,525)
Concession contract	(8,681)	(10,617)
Unrealized gains on derivatives instruments	(102,410)	(47,757)
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,723,742)	(3,764,925)
Other	(45,513)	(84,272)

Total	(5,551,368)	(5,384,372)

Total of deferred taxes recorded	(2,266,230)	(2,060,563)

Deferred income tax—Assets	1,636,080	1,490,002

Deferred income tax—Liabilities	(3,902,310)	(3,550,565)

c)	Changes in deferred income taxes, net:

At January 1, 2016	(2,434,456)

Recorded through income	166,932
Other comprehensive income	28,988
Discontinued operation	158,164
Business combinations	(32,371)
Other (i)	52,180

At December 31, 2016	(2,060,563)

Recorded through income	(293,838)
Other comprehensive income	8,201
Tax loss carryforwards used to settle other tax installments	3,555
Tax loss carryforwards over change of shareholding interest in subsidiary	60,583
Other (i)	15,833

At December 31, 2017	(2,266,229)

(i)	Exchange variation effect due to the conversion of offshore investments.

d)	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all of the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Tax	501,247	479,532	387,451	376,454
Civil, regulatory and environmental	375,561	344,048	180,277	173,884
Labor	471,349	444,984	198,379	164,346

	1,348,157	1,268,564	766,107	714,684

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At January 01, 2016	441,674	284,344	467,913	1,193,931
Accruals	11,256	38,746	126,076	176,078
Disposal / Reversals	(8,277)	(35,111)	(188,837)	(232,225)
Indexation and interest charges (i)	34,879	56,069	39,832	130,780

December 31, 2016	479,532	344,048	444,984	1,268,564

Accruals	15,821	77,535	140,445	233,801
Disposal / Reversals	(14,047)	(45,305)	(148,204)	(207,556)
Indexation and interest charges (i)	19,941	(717)	34,124	53,348

December 31, 2017	501,247	375,561	471,349	1,348,157

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	December 31, 2017	December 31, 2016
Compensation with FINSOCIAL (i)	280,158	269,275
State VAT - ICMS credits (ii)	99,423	84,778
INSS - Social security (iii)	65,149	63,103
PIS and COFINS	2,051	2,449
IPI - Excise tax credit - NT	678	1,155
Federal income taxes	1,521	329
Other	52,267	58,443

	501,247	479,532

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.
(ii)	The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool; (c) assessment notice related to the ICMS offset arising from the fact that the forward presumed profit is bigger than the consummated profit, under tributary substitution regime.
(iii)	The amounts that have been provisioned are mainly related to social security contributions levied on company´s earnings, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	December 31, 2017	December 31, 2016
ICMS—State VAT (i)	2,606,545	2,136,241
Federal income taxes (iii)	2,697,278	2,188,011
Foreign financial operation (ii)	280,414	986,179
PIS and COFINS—Revenue taxes (iv)	853,494	850,063
IRRF—Withholding tax (v)	914,545	861,531
INSS—Social security and other (vi)	581,542	615,403
IPI—Excise tax credit—NT (vii)	523,121	512,209
Goodwill Rumo (viii)	512,120	483,723
Penalties related to tax positions (ix)	429,249	397,441
Compensation with IPI—IN 67/98 (x)	132,270	128,456
MP 470—Tax installments (xi)	290,389	120,132
Rumo Intermodal (xii)	—	81,247
Stock option	65,776	62,216
Financial transactions tax on loan	51,330	54,896
Social security contributions	45,985	43,764
Compensation credit award	41,350	38,505
Other	1,040,422	992,682

	11,065,830	10,552,699

(i)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership in specified periods between May and December of 2006 and 2007. In these cases the company is jointly and severally liable;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the fiscal war between the states;

•	The subsidiary CLE has been discussing administratively the ICMS tax credits arising from the transfer of excess credits to its centralizing unit in the period from May 2012 to January 2013.

•	The State Tax Administration assessed the rail concessions for non-taxation of ICMS on invoices for the provision of rail freight services for export. There is a favorable position for taxpayers in the higher courts; and

•	Assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

Tax assessment notice issued by the São Paulo State Treasury Department, against Rumo Malha Paulista, covering the period from February 2011 to July 2015, with the indication of infractions for alleged lack of payment of ICMS on railroad services for export and ICMS credits accrual considered undue.

(ii)	Tax assessment notices issued requiring additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper exclusion of financial costs arising from loans with foreign financial institutions from the corporate income tax and social contribution calculation basis, (b) improper exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from the corporate income tax and social contribution calculation basis (c) no inclusion, in the corporate income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper offsetting from corporate income tax and the social contribution calculation basis by using PIS and COFINS credits.

A favorable decision in the Administrative Court (CARF) may change its classification for remote losses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	The Company, and its controlled companies, received assessment notices based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation, and (c) the subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (IRPJ);

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level.

Tax authorities assessed the Rumo Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against Rumo Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

(v)	The subsidiary CLE received an assessment notice related to the withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies.

The subsidiary Comgás received an assessment notice related to the withholding income tax on an alleged capital gain of a former shareholder due to contractual arrangements.

Rumo Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

(vi)	The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity;

(vii)	Legal demands related to the SRF Normative Instruction no. 67/98 that allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997.

(viii)	Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(ix)	The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

(xi)	The Tax Authority partially rejected the Company requests for payment of its federal tax debts, pursuant to provisional measure n. 470 (MP 470), on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(xii)	Decrease related to favorable decisions from administrative sphere.

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which an unfavorable outcome is considered possible, are as follows:

	December 31, 2017	December 31, 2016
Civil (i)	2,865,572	2,831,407
Labor	1,061,910	1,089,119
Regulatory	543,028	397,414
Environmental	378,462	351,915

	4,848,972	4,669,855

(i)	The subsidiaries are party to several civil lawsuits, which relate to, among other actions: collisions at level crossings, railroad crossings, traffic accidents, possessory actions in general, extrajudicial title enforcement actions, rights and contractual obligations with clients. For the civil actions, management, based on the opinion of its legal advisors, assessed the circumstances and recorded provisions for probable losses in sufficient and adequate amounts, representing, at the balance sheet date, its best estimate of disbursement that may be required to settle the claims.

25	Preferred shareholders payable in subsidiaries

The Company contributed all of its common shares issued by Raízen Energia and Raízen Combustíveis and debts, net of financial resources, in the amount of R$ 1,979,519, represented by debentures and working capital, to the subsidiary Cosan Investimentos e Participações S.A. (“CIP”).

On June 27, 2014, the Company executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by CIP.

The financial liability will be measured taking into account the “debit balance” of the initial contribution plus the financial update fewer dividends paid (also updated). The Company will be required to pay the Investors if they exercise the option to sell the investment in 2021.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26	Shareholders’ equity

a)	Share capital

At December 31, 2017, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Group	14,514,418	8.32	96,332,044	100.00
Skagen AS Renaissance Technologies LLC	10,885,899	6.24	—	—
M&G Investment Management Limited	7,515,399	4.31	—	—
Eastspring Investments (Singapore) Limited	4,585,200	2.63	—	—
Free Float	109,366,221	62.73	—	—

Total shares outstanding	146,867,137	84.23	96,332,044	100.00

Treasury shares	27,488,204	15.77	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2017, the capital authorized is U.S.$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value U.S.$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 27,488,204 Class A treasury shares as of December 31, 2017 (5,996,502 as of December 31, 2016) with a market value of U.S.$ 9.70 per share as of December 31, 2017 (U.S.$ 7.51 per share as of December 31, 2016).

On December 22, 2017 the Company finished its tender offer to purchase own shares, and 22,025,248 common shares was bought for U.S.$ 9.65 per share. The transaction generated a cash outflow, as shown in the financing activity of statement of cash flow, in the amount of U.S.$ 212,544 thousands or R$ 707,770.

c)	Other comprehensive (loss) income

	December 31, 2016	Comprehensive (loss) income	December 31, 2017
Foreign currency translation effects	(322,258)	(50,085)	(372,343)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	204,611	14,610
Actuarial loss on defined benefit plan	(29,017)	(15,920)	(44,937)
Gain on share subscription of a subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,459	841

Total	(537,894)	151,065	(386,829)

Attributable to:
Owners of the Company	(480,454)	86,242	(394,212)
Non-controlling interests	(57,440)	64,823	7,383

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015	Comprehensive (loss) income	December 31, 2016
Foreign currency translation effects	(468,350)	146,092	(322,258)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	45,778	(190,001)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	(190,735)	—
Actuarial loss on defined benefit plan	28,032	(57,049)	(29,017)
Gain on share subscription of subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(9,366)	(2,618)

Total	(478,614)	(59,280)	(537,894)

Attributable to:
Owners of the Company	(478,207)	(2,247)	(480,454)
Non-controlling interests	(407)	(57,033)	(57,440)

27	Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 26).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 26). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2017	December 31, 2016	December 31, 2015
Profit attributable from continued operation to ordinary equity holders for basic earnings	551,021	325,132	381,392
Profit attributable from discontinued operation to ordinary equity holders for basic earnings	—	(47,328)	24,326
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(1,352)	(3,096)	(394)
Dilutive effect of subsidiary’s stock option plan—Discontinued operation	—	200	—
Dilutive effect of put option	—	(15,601)	(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	549,669	306,435	365,397

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	—	(47,128)	24,326

Basic number of shares outstanding—In thousands of shares	262,999	264,691	264,691
Effect of dilution:
Dilutive effect of stock option plan	5,553	—	—

Diluted number of shares outstanding—In thousands of shares	268,552	264,691	264,691

Basic earnings per share from:
Continuing operations	R$2.0951	R$1.2283	R$1.4409
Discontinuing operations	—	(R$ 0.1788)	R$0.0919

	R$2.0951	R$1.0495	R$1.5328
Diluted earnings per share from:
Continuing operations	R$2.0468	R$1.1577	R$1.3805
Discontinuing operations	—	(R$ 0.1780)	R$0.0919

	R$2.0468	R$0.9797	R$1.4724

The non-controlling interests of the indirect subsidiary Brado Logística S.A. have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the year ended December 31, 2017, 3,558,449 share options from indirect subsidiary Rumo S.A. and 20,621,948 share options from indirect subsidiary Brado Logística S.A. were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the year ended December 31, 2017, 11,171,300 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Net sales

	December 31, 2017	December 31, 2016	December 31, 2015
Gross revenue from sales of products and services	15,835,343	14,673,819	14,387,630
Construction revenue	351,193	339,025	408,086
Indirect taxes and deductions (i)	(2,604,073)	(2,494,705)	(2,440,180)

Net revenue	13,582,463	12,518,139	12,355,536

(i)	On April 1, 2017, the effective tax rate ICMS – State tax on gas sales was changed from 12% to 15%.

29	Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Raw materials and consumables used	(4,757,593)	(4,320,833)	(5,654,826)
Employee benefit expense	(1,985,230)	(1,934,690)	(1,506,791)
Transportation expenses	(1,533,050)	(1,394,544)	(1,193,670)
Depreciation and amortization	(1,889,525)	(1,697,983)	(1,129,015)
Construction cost—IFRIC 12	(351,193)	(339,025)	(408,086)
Selling expenses	(82,941)	(72,683)	(65,096)
Leases and concessions expenses	(193,252)	(193,637)	(141,010)
Leases expenses	(15,234)	(38,977)	(18,135)
Other	(428,145)	(363,394)	(341,418)

	(11,236,163)	(10,355,766)	(10,458,047)
Cost of sales	(9,232,210)	(8,317,490)	(8,645,653)
Selling	(1,068,663)	(1,037,542)	(900,728)
General and administrative	(935,290)	(1,000,734)	(911,666)

	(11,236,163)	(10,355,766)	(10,458,047)

30	Other income (expenses), net

	December 31, 2017	December 31, 2016	December 31, 2015
Sales of credit rights (Note 10)	1,039,966	—	—
Income from sale of scrap / eventual income	41,040	—	—
Insurance reimbursement income	22,852	12,794	28,776
(Loss) gain from port operations	(1,028)	—	—
Rental income	2,622	2,889	2,760
Loss on disposal of non-current assets and intangibles	(32,558)	(22,961)	(9,672)
Settlement of pre-existing relationship with business combinations	—	—	29,838
Cost related to internal organization and prospective acquisitions	—	—	(141,988)
Gains on compensation claims	—	—	345,193
Net effect of legal proceedings, recoverable and tax installments	(172,659)	(111,841)	(41,569)
Other	(22,636)	2,817	38,980

	877,599	(116,302)	252,318

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

31	Finance results

	December 31, 2017	December 31, 2016	December 31, 2015
Cost of gross debt
Interest on debt	(1,787,347)	(1,835,474)	(1,287,842)
Monetary and exchange rate variation	(198,858)	865,158	(1,642,998)
Derivatives and fair value measurement	(34,738)	(1,463,395)	1,258,308
Amortization of borrowing costs	(38,886)	(73,832)	—
Discounts obtained from financial operations	—	85,962	—
Guarantees and warranties on debt	(157,512)	(50,819)	(23,708)

	(2,217,341)	(2,472,400)	(1,696,240)
Income from financial investment and exchange rate in cash and cash equivalents	578,611	534,657	345,252

	578,611	534,657	345,252

Cost of debt, net	(1,638,730)	(1,937,743)	(1,350,988)
Other charges and monetary variations
Interest on other receivables	120,030	263,180	170,673
Monetary variation on leases and concessions agreements	(244,198)	(296,118)	(180,311)
Monetary variation on leases	(131,185)	(207,686)	(117,589)
Bank charges and others	(355,195)	(314,014)	(143,445)
Advances on real state credits	(20,171)	(39,671)	(40,392)
Interest on contingencies and contracts	(52,667)	(91,977)	(85,551)
Interest on other liabilities	(409,697)	(414,540)	(470,712)
Interest on shareholders’ equity	(16,883)	(9,448)	(7,578)
Exchange variation	(2,803)	(7,759)	41,427

	(1,112,769)	(1,118,033)	(833,478)

(=) Financial results, net	(2,751,499)	(3,055,776)	(2,184,466)
Finance expense	(3,704,515)	(3,673,356)	(2,637,317)
Finance income	870,739	1,102,918	576,614
Exchange variation	(199,777)	997,109	(746,058)
Derivatives	282,054	(1,482,447)	622,295

Financial results, net	(2,751,499)	(3,055,776)	(2,184,466)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

32	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2017	December 31, 2016
Assets
Fair value through profit or loss
Investment funds	1,852,114	3,203,907
Marketable securities	3,853,343	1,291,580
Derivate financial instruments	1,162,213	751,080

	6,867,670	5,246,567
Loans and receivables
Cash and cash equivalents	2,703,063	1,295,681
Trade receivables	1,322,420	1,185,430
Restricted cash	225,634	200,999
Receivables from related parties	199,814	242,257
Other financial assets	1,340,000	—
Dividends receivable	13,466	144,160

	5,804,397	3,068,527
Total	12,672,067	8,315,094

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017	December 31, 2016
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	15,132,277	14,525,030
Leases	944,138	1,397,543
Real state credit certificates	86,745	195,745
Trade payables	2,433,995	2,033,110
Other financial liabilities	382,702	203,303
Payables to related parties	328,263	237,081
Dividends payable	191,478	93,500
Tax installments—REFIS	229,745	215,565
Trade payables—Corporate operation / Agreements	210,476	—
Preferred shareholders payable in subsidiaries	1,442,679	1,769,427

	21,382,498	20,670,304
Fair value through profit or loss
Loans, borrowings and debentures	6,556,669	3,813,467
Contingent consideration	116,542	166,807
Derivative financial instruments	115,085	295,844

	6,788,296	4,276,118
	28,170,794	24,946,422

During the year ended at December 31, 2017, there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

The management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Management Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The management, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As at December 31, 2017 and December 31, 2016, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Exchange rate derivatives
Forward agreements	494,302	438,689	(457)	(14,983)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,446,369	1,988,540	330,712	104,491
Swap agreements (exchange and interest rate)	7,217,792	4,315,575	716,873	365,728

	9,664,161	6,304,115	1,047,585	470,219
Total financial instruments			1,047,128	455,236

Assets			1,162,213	751,080

Liabilities			(115,085)	(295,844)

Credit risk

	December 31, 2017	December 31, 2016
Cash and cash equivalents(i)	4,555,177	4,499,588
Trade receivables(ii)	1,322,420	1,185,430
Derivative financial instruments(i)	1,162,213	751,080
Marketable securities (i)	3,853,343	1,291,580
Receivables from related parties (ii)	199,814	242,257
Dividends	13,466	144,160
Restricted cash (i)	225,634	200,999

	11,332,067	8,315,094

(i)	The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2017	December 31, 2016
AAA	3,499,345	—
AA	6,159,553	5,499,565
A	—	983,384
B	2,007	—
BB+	4,180	—
BBB	—	260,298

	9,665,085	6,743,247

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the subsidiary Cosan Logística to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2017					December 31, 2016
	Up to 1 year	1 – 2 years	3 – 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,223,101)	(3,157,530)	(9,832,496)	(13,341,433)	(31,554,560)	(29,957,136)
Trade payables	(2,433,995)	—	—	—	(2,433,995)	(2,033,110)
Other financial liabilities	(382,702)	—	—	—	(382,702)	(203,303)
Tax installments – REFIS	(81,290)	(21,538)	(39,173)	(102,956)	(244,957)	(235,919)
Leases	(418,890)	(299,585)	(442,445)	(282,550)	(1,443,470)	(1,824,890)
Derivative financial instruments	87,144	(32,924)	(385,421)	220,292	(110,909)	—
Real estate credits certificates	(92,844)	—	—	—	(92,844)	(243,628)
Payables to related parties	(328,263)	—	—	—	(328,263)	(237,081)
Dividends payable	(191,478)	—	—	—	(191,478)	(93,500)

	(9,065,419)	(3,511,577)	(10,699,535)	(13,506,647)	(36,783,178)	(34,828,567)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at December 31, 2017 and December 31, 2016, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	782,103	424,334
Trade receivables	25,797	11,940
Advances to suppliers	—	58,866
Trade payables	(13,230)	(22,005)
Loans, borrowings and debentures	(8,919,712)	(6,323,330)
Advances from clients	(6,310)	—
Contingent consideration	(64,213)	(68,388)
Payables to related parties	(210,497)	—
Derivative financial instruments (i)	7,323,116	6,413,619

Foreign exchange exposure, net	(1,082,946)	495,036

(i)	These balances are equivalent to the notional amount in US Dollars converted to R$ at the Dollar rate of December 31, 2017 and December 31, 2016 respectively.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2017, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2017, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2017	Scenario
		Probable	25%	50%	-25%	-50%
US$	3.3080	3.4000	4.2500	5.1000	2.5500	1.7000

The external source used by the company for market projections was a specialized consultant.

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	US$ fluctuation	21,135	195,267	390,536	(195,268)	(390,536)
Trade receivables	US$ fluctuation	720	6,629	13,259	(6,628)	(13,258)
Trade payables	US$ fluctuation	(368)	(3,399)	(6,799)	3,399	6,799
Exchange rate derivatives(i)	US$ fluctuation	490,619	1,964,557	3,929,112	(1,964,557)	(3,929,112)
Loans, borrowings and debentures	US$ fluctuation	(210,350)	(1,943,448)	(3,886,897)	1,943,448	3,886,897
Advances from clients	US$ fluctuation	(176)	(1,621)	(3,243)	1,621	3,243
Contingent consideration	US$ fluctuation	(1,786)	(16,499)	(32,999)	16,500	33,000

Impacts on profit or loss		299,794	201,486	402,969	(201,485)	(402,967)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2017
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	196,975	49,213	97,334	(49,214)	(98,427)
Marketable securities	58,032	14,508	29,016	(14,508)	(29,016)
Restricted cash	10,554	2,638	5,277	(2,638)	(5,277)
Leases	(36,462)	(9,115)	(18,231)	9,115	18,231
Advances on real state credits	(5,185)	(1,296)	(2,593)	1,296	2,593
Interest rate derivatives (ii)	960,163	(979,591)	(1,831,402)	1,229,922	2,674,013
Loans, borrowings and debentures	(1,071,767)	(142,453)	(284,942)	142,453	284,942

Impacts on profit or loss	112,310	(1,066,096)	(2,005,541)	1,316,426	2,847,059

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.75%	8.44%	10.13%	5.06%	3.38%
CDI	6.33%	7.91%	9.49%	4.75%	3.16%
TJ462	7.75%	9.44%	11.13%	6.06%	4.38%
TJLP	6.75%	8.44%	10.13%	5.06%	3.38%
IPCA	4.02%	5.00%	6.00%	3.00%	2.00%
FED FUNDS	2.25%	2.81%	3.28%	1.69%	1.13%

(i)	The external source used by the company for market projections was a specialized consultant.
(ii)	The probable scenario for derivative financial instruments represents the current mark-to-market balance.

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 17) is based on their quoted market price are as follows:

Senior Notes Due	Company	December 31, 2017	December 31, 2016
2018	Cosan S.A.	100.37%	95.68%
2023	Cosan S.A.	101.54%	96.05%
2024	Rumo S.A.	107.86%	—
2027	Cosan S.A.	108.14%	100.65%
2024	Cosan	102.79%	—

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 17) is based on their quoted market price as December 31, 2017 of 102.83% (100.03% at December 31, 2016) of the face value of obligations at December 31, 2017.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 17).

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The Company annually evaluates the credit risk of its counterparties and a possible impact on the fair value of debts and derivatives. In most cases, since the Company is a borrower, the result, in addition to immaterial, reduces its liabilities.

In order to measure the credit risk of the parties involved in the derivative instruments, the Company uses the forward rate structure disclosed by B3 and adds discount rates that reflect the risk counterparty credits that are applied to each of the maturities in the calculation of the fair value of all financial instruments. The Company adopts counterparty ratings for positive flows and its own rating for negative flows, available on the market and disclosed by renowned rating agencies, as a necessary premise to extract the probability of default.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		December 31, 2017		December 31, 2016
	December 31, 2017	December 31, 2016	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	1,852,114	3,203,907	1,852,114	—	3,203,907	—
Marketable securities	3,853,343	1,291,580	3,853,343	—	1,291,580	—
Derivate financial instruments	1,162,213	751,080	1,162,213	—	751,080	—

Total	6,867,670	5,246,567	6,867,670	—	5,246,567	—

Liabilities
Loans, borrowings and debentures	(6,556,669)	(3,813,467)	(6,556,669)	—	(3,813,467)	—
Contingent consideration (i)	(116,542)	(166,807)	—	(116,542)	—	(166,807)
Derivative financial instruments	(115,085)	(295,844)	(115,085)	—	(295,844)	—

Total	(6,788,296)	(4,276,118)	(6,671,754)	(116,542)	(4,109,311)	(166,807)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 1, 2017	1,534,072	(146,697)	1,387,375
Initial measurement	2,461,836	—	2,461,836
Interest amortization	(173,186)	(82,755)	(255,941)
Fair value	395,499	82,928	478,427

At December 31, 2017	4,218,221	(146,524)	4,071,697

In May 2017 the indirect subsidiary Comgás designated hedge accounting of fair value for its “Debentures 5ª issuance” loan agreement. Using derivative operations, Comgás protected its future cash flow by changing the interest risk linked to the IPCA (National Wide Consumer Price Index) by percentages of the CDI (Interbank deposit rate).

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

33	Post-employment benefits

	December 31, 2017	December 31, 2016
Futura	44,431	43,401
Futura II	1,237	163
Comgás	439,791	397,916

	485,459	441,480

Pension plan

Defined contribution

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and Comgás Pension Plan – PLAC. The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

During the year ended December 31, 2017, the amount of sponsor contributions to the plans was R$ 327 (R$ 212 on December 31, 2016).

Actuarial liabilities

Defined benefit

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

(i)	higher survival to that specified in mortality tables;

(ii)	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

(iii)	real family structure of different retirees established hypothesis.

The Company contributes to the following post-employment defined benefit plans:

•	Futura:

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon – Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2017, the amounts of contributions totaled R$ 3,896 (R$ 4,571 for the year ended December 31, 2016). The weighted average duration of obligation is 11.3 years. In 2018 the subsidiary expects to make a contribution in the amount of R$ 4,051 in relation to its defined benefit plan

•	Comgás:

Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Deliberation 695.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2017, the amounts of contributions totaled R$ 22,796 (R$ 23,588 for the year ended December 31, 2016). The weighted average duration of obligation is 13.7 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2017	December 31, 2016
Actuarial obligation at beginning of the year	830,585	654,329
Current service cost	271	238
Interest expense	86,138	84,017
Actuarial (gain) loss arising from financial assumptions	72,223	(2,340)
Actuarial (gain) loss arising from experience adjustment	(30,303)	52,301
Benefits payment	(56,128)	(55,648)

Actuarial obligation at the end of the year	902,786	732,897

Fair value of plan assets at beginning of the year	(388,142)	(361,026)
Interest income	(40,577)	(45,453)
Earnings on assets greater than discount rate	(16,634)	(9,151)
Contributions paid	(3,896)	(4,572)
Benefit payments	33,332	32,060

Fair value of plan assets end of the year	(415,917)	(388,142)

Superplus (deficit) for the year	486,869	344,755

Net defined benefit liability	486,869	344,755

Total expense recognized in profit or loss is as follow:

	December 31, 2017	December 31, 2016
Current service cost	(271)	(238)
Interest expense	(46,312)	(39,892)

	(46,583)	(40,130)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2017	December 31, 2016
Accumulated at the initial of the year	252,473	116,430
Actuarial (gain) loss arising from financial assumptions	(7,865)	94,070
Actuarial (gain) loss arising from experience adjustment	(1,845)	51,124
Earnings on assets greater than discount rate	(16,634)	(9,151)

Accumulated at the end of the year	226,129	252,473

The plan assets are comprised of the following:

	December 31, 2017		December 31, 2016
	Amount	%	Amount	%
Fixed income bonds	408,347	93.95	364,659	93.95
Variable-income securities	3,411	5.00	19,407	5.00
Other	4,159	1.05	4,075	1.05

	415,917	100.00	388,141	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		Comgás
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Discount rate	9.55%	10.84%	9.52%	10.83%
Inflation rate	4.00%	4.50%	4.00%	4.50%
Future salary increases	N/A	N/A	7.12%	7.64%
Increase in pension plans	4.00%	4.50%	4.00%	4.50%

Sensitivity analysis

Changes in the discount rate for the balance sheet date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.05%	0.05%
Futura	(21,739)	23,800
Futura II	(93)	98
Comgás	(27,459)	30,977

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

34	Share-based payment

On December 31, 2017 the Company and its subsidiaries have share-based payment plans (i) Stock Option Plan which provides an option to executives to buy the shares of the Company and its subsidiaries; (ii) Stock Based Compensation Plan which provides to executives a grant of shares of the Company and its subsidiaries.

The plans have been administered by the Board of Directors of each Company and its subsidiaries, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

34.1	Stock option plan

a)	Cosan S.A. (equity-settled)

The stock option plan includes shares issued by the Cosan’s subsidiary up to the limit of 5% of the total shares. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The number of options granted in the stock option plan is determined by the Board of Directors or specific Committee, with the option exercise price equivalent to the average closing price of the share in the last thirty three B3 trading sessions prior to the date of grant (“Grant date”). The exercise price is updated monthly by the variation of the Extended Consumer Price Index (“IPCA”) between the grant date and the month prior to the notification of exercise of the option by the beneficiary.

The vesting period and the position of the outstanding options are as follows:

Share option programs	Expected life (years)	Interest rate—%	Expected volatility—%	Number of instruments on December 31, 2017			Market price on grant date	Exercise price at December 31, 2017	Fair value at grant date—R$(i)
				Granted	Exercisable or Cancelled options	Outstanding
August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(4,417,000)	408,000	22.80	26.05	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,000,000)	3,000,000	22.80	26.05	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(420,000)	280,000	38.89	47.32	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	(110,000)	860,000	45.22	54.00	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	(70,000)	890,000	39.02	43.74	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	(85,000)	674,000	19.96	18.90	7.67

				13,214,000	(7,102,000)	6,112,000

(i)	The fair value measurement was performed on the Black-Scholes pricing model.

(b)	Measurement of the fair value

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

i.	Expected exercise—the expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

ii.	Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

iii.	Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

iv.	Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at B3 on the grant date and for the equivalent term of the option maturity.

(c)	Reconciliation of outstanding stock option

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price—R$
At December 31, 2016	7,978,000	32.28
Cancellation or settlements	(461,000)	—
Share options exercised	(1,405,000)	25.91

At December 31, 2017	6,112,000	32.70

The options existing as of December 31, 2017 have an exercise price between R$ 18.90 and R$ 48.31 (R$ 19.31 to R$ 47.82 as of December 31, 2016) and the remaining weighted average contractual term for the remaining stock options as of December 31, 2017 was 2.6 (3.4 years as of December 31, 2016). The weighted average prices at the exercise date for stock options exercised in the year ended December 31, 2017 was R$ 29.84 (R$ 29.05 as of December 31, 2016).

(d)	Expenses recorded in income statement

For the year ended December 31, 2017, R$ 5,972 (R$ 8,369 on December 31, 2016 and R$ 11,289 on December 31, 2015) has been recognized as an expense related to the stock option plan.

34.2.	Stock-Grant Plan

The stock grants are plans under which shares may be issued by the company and its subsidiaries to the executives for the services provided with no cash consideration.

Shares issued by the company and its subsidiaries to the executives are acquired on-market prior to the issue. Shares held by the company and its subsidiaries and not yet issued to executives at the end of the reporting period are shown as treasury shares in the financial statements.

Under the plan, eligible executives may be granted ordinary shares or cash, at the choice of the Company, for no cash consideration. The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the company’s shares are traded on the B3 during the last 30 days up to and including the date of grant. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares by the trust and as part of employee benefit costs in the period the shares are granted.

34.2.1.	Cosan Limited

34.2.1.1.	Cash-settled

(a)	Description

In September 2017, the board of directors decided to reward executives for their contribution to the performance of the Company by granting them 255,000 share appreciation rights. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase share price between the grant date and the vesting date. The rights must be exercised on vesting date and will expire if not exercised on that date.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Measurement of the fair value

The ”Black and Scholes” methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

(c)	Reconciliation of outstanding shares

Stock grant program	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date – U.S.$	Fair value at grant date –U.S.$
		Granted	Exercisable or Cancelled	Outstanding
September 29, 2017	5	255,000	—	255,000	8.10	8.10

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 464 (zero in 2016) on the general and administrative expenses.

34.2.1.2.	Equity-settled

(a)	Description

In August 2016, the Company established a Long-term Retention Plan (“Plan” or “Partnership Plan”), targeting remuneration and retention of certain executives with a high level of strategic importance for the Company. Each executive signed a governance and long-term retention agreement and will be eligible to receive 1% of Cosan’s capital stock (or cash equivalent) throughout next 10 years.

In August 2017, the Board of Directors reviewed the existing to become a discretionary Plan based on the following characteristics, which are: (i) the Board of Directors will decide the number of shares to be granted for each executive of Cosan, up to 1% of the share capital (or cash equivalent); (ii) the Board of Directors may decide whether or not to deliver shares or cash in certain years, which may or may not be compensated in subsequent years.

The Plan foresees 13,534,365 shares which will be granted in full and free of charge over a 10 years term, as from the approval of the grant, conditioned to the exercise of the functions of the beneficiary in the Company, under the terms of each Share Granting Program. The shares to be granted depends on the approval of the Board of Directors as described in the paragraph above.

(b)	Measurement of the fair value

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

i.	Expected exercise - the expected timeframe for the exercise of the grant was determined by considering the premise that executives exercise their grant after the grace period.

ii.	Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

iii.	Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at B3 on the grant date and for the equivalent term of the share maturity.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Reconciliation of outstanding shares

Stock grant program	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date – U.S.$	Fair value at grant date – U.S.$
		Granted	Exercisable	Outstanding
August 18, 2016	10	577,101	(577,101)	—	7.32	7.32

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 48,933 (zero in 2016) on the general and administrative expenses being R$ 30,747 due to the expenses related to the year of 2017 and R$ 18,186 due to the modifications occurred in August, 2017.

34.2.2.	Cosan S.A.

34.2.2.1.	Equity-settled

(a)	Description

The share-based compensation plan provides for the distribution of up to 3% of the Company’s capital stock, considering the dilution effect of the distribution of shares granted under the plan. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The shares granted in the Stock-Based Compensation Plan will be transferred free of charge once the vesting period stipulated under the terms of each Stock Granting Program has been completed. The value of the shares distributed shall be determined by the Board of Directors or the Committee, if established, and shall be equivalent to the closing value of the issuer’s share in the trading floor – at B3 – immediately prior to the grant.

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved in the meeting of the subsidiary Cosan S.A., with 274,000 and 298,107 shares, respectively, which became effective as of the grant.

The eligible executives may be granted ordinary shares or cash, at the choice of the Company, for no cash consideration, after five years.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 32.11 and R$ 36.06).

(c)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

Stock grant program	Expected life (years)	Interest rate—%	Expected volatility—%	Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date—R$
				Granted	Exercisable or cancellation	Outstanding
April 27, 2017	5	15.00	32.75	274,000	(30,000)	244,000	32.11	32.11
July 31, 2017	5	15.00	33.70	298,107	(28,100)	270,007	36.06	36.06

				572,107	(58,100)	514,007

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The number and weighted-average exercise prices of shares under the stock grant plans were as follows:

Number of shares
At December 31, 2016	—
Granted	572,107
Share exercised	(8,206)
Cancellation or settlements	(49,894)

At December 31, 2017	514,007

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 3,855 on the general and administrative expense.

34.2.3.	Comgás

34.2.3.1.	Equity-settled

(a)	Description

On April 20, 2017 and December 8, 2017, two new share-based compensation models were approved in the Shareholders’ Meeting of the Comgás subsidiary, which became effective as of the grant.

Comgás granted 61,300 and 97,780 shares of the Share-based Remuneration Plan, which will be fully transferred after 5 years, from the approval of the grant, conditioned to the exercise of the functions of the beneficiary in the Company , under the terms of each Share granting Program.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the value of the share on the grant date (R $ 37.29 and R $ 36.37).

(c)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

	Expected life (years)			Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date – R$(i)
		Interest rate—%	Expected volatility—%	Granted	Exercisable	Outstanding
Stock grant program
April 20, 2017	5	12.16	27.20	61,300	—	61,300	47.80	37.29
December 08, 2017	5	10.09	30.00	97,780	—	97,780	54.25	36.37

				159,080	—	159,080

(d)	Expenses recorded in income statement

For the year ended December 31, 2017, R$ 856 has been recognized as an expense related to this stock grant plan.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

34.2.4.	Cosan Logística

34.2.4.1.	Equity-settled

(a)	Description

On December 21, 2016, a new Stock-Based Compensation (“Stock Grant”) model was approved in the Shareholders’ Meeting, which began to be applied in the grants from then on. This model provides for the distribution of up to 3% of the Rumo’s capital stock, already considering the dilution effect of the distribution of the shares granted under the plan. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The number of shares to be distributed shall be determined by the Board of Directors or the Committee, if established, and shall be equivalent to the closing value of the issuer’s share in the trading floor—at B3—immediately prior to the grant. The shares granted in the Share-Based Compensation Plan will be transferred free of charge once the vesting period stipulated under the terms of each Stock Granting Program has been met.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date.

(c)	Reconciliation of outstanding shares

The table below shows the data of the grants made by the Company:

	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date –R$
		Granted	Exercisable	Outstanding
Stock grant program
2015 Plan (i)	5	1,522,220	(161,620)	1,360,600	6.10	6.10
2016 Plan	5	1,513,180	(152,880)	1,360,300	6.10	6.10
2017 Plan	5	870,900	(4,050)	866,850	10.42	10.42

		3,906,300	(318,550)	3,587,750

(i)	Shares originally granted under the Stock Plan granted in 2015 (4,485,238 shares at the exercise price of R$ 6.30, to be adjusted by the IPCA until the date of the exercise, single acquisition period 5 years, which may be exercised between October 1, 2020 and 2022, at an estimated fair value of R$ 2.83 using the “Black and Scholes” model) were replaced by 1,522,220 shares of the Share-Based Remuneration Program ( additional to the 2016 program), granted on January 2, 2017, which will be delivered by the end of the original program deadline (September 2020).

The number of shares and restricted shares of the Company’s programs are as follows:

Number of shares
At December 31, 2016	1,522,220
Granted	2,384,080
Cancellation or settlements	(318,550)

At December 31, 2017	3,587,750

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 5,859 (R$ 3,889 for the year ended December 31, 2016) on the general and administrative expense.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

35	Subsequent events

On January 31, 2018, the amount of R$ 1,340,000 related to the assignment of credit was received, described in note 10.

On January 23, 2018, the Company performed the early settlement of the working capital loan in the amount of R$ 698,015.

On January 10, 2018, the indirect subsidiary, “Rumo S.A.”, priced and the set of foreign debt issue by its subsidiary, Rumo Luxembourg S.A., Senior Notes Due 2025 (“2025 Notes”) in the total amount of R$ 1,581,200 maturing on January 2025 with coupon of 5.88% p.a., paid semiannually and yield of 6%. The 2025 Notes were rated, BB- by Fitch Ratings and B+ by Standard & Poor’s. Rumo will use the net proceeds from this funding as defined in the offer documents. This issue is part of the Rumo’s capital structure management process and has as one of its objectives the diversification of the sources of financing of the Company’s investment plan.

Management’s  Annual  Report  on Internal Control over Financial Reporting

The management of Cosan Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding perception or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2017, the Company’s internal control over financial reporting is effective.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer